EXHIBIT 1
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                          [LOGO - WESTERN OIL SANDS]






                            ANNUAL INFORMATION FORM

                      FOR THE YEAR ENDED DECEMBER 31, 2006





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                               TABLE OF CONTENTS

                                                                           PAGE


INTRODUCTORY INFORMATION......................................................1
FORWARD LOOKING INFORMATION...................................................1
CORPORATE STRUCTURE...........................................................3
GENERAL DEVELOPMENT OF THE BUSINESS...........................................4
NARRATIVE DESCRIPTION OF THE BUSINESS.........................................5
      THE ATHABASCA OIL SANDS PROJECT.........................................5
               MINING - BASE OPERATIONS.......................................5
                        OPERATING ACTIVITIES..................................6
                        FINANCING ACTIVITIES..................................8
                        PRODUCTION HISTORY....................................9
                        PRODUCTION ESTIMATES..................................9
               EXPANSION 1....................................................9
               EXPANSIONS 2 AND 3............................................10
               EXPANSIONS 4 AND 5............................................10
               REGULATORY APPROVALS..........................................11
               RESERVES, RESOURCES AND LAND POSITION.........................12
                        RESERVES.............................................12
                        UNDEVELOPED RESERVES.................................17
                        COSTS INCURRED.......................................17
                        ABANDONMENT AND RECLAMATION COSTS....................18
                        SIGNIFICANT FACTORS OR UNCERTAINTIES ON
                        RESERVES DATA........................................18
                        LAND TENURE..........................................18
                        RESOURCES............................................19
                        LAND POSITION........................................20
      IN-SITU PROJECTS.......................................................22
               WESTERN IN-SITU PROJECT.......................................22
               ELLS RIVER PROJECT............................................22
      DOWNSTREAM.............................................................22
               THIRD PARTY FACILITIES........................................22
               MARKETING AND SALES...........................................23
      KURDISTAN EXPLORATION PROJECT..........................................23
GENERAL CORPORATE INFORMATION................................................23
               ROYALTIES.....................................................23
               ENVIRONMENTAL CONSIDERATIONS..................................23
               INSURANCE.....................................................24
               RISK MANAGEMENT ACTIVITY......................................25
               TAX HORIZON...................................................25
               EMPLOYEES.....................................................25
DIVIDEND POLICY..............................................................26
DESCRIPTION OF SHARE CAPITAL.................................................26
               COMMON SHARES.................................................26
               NON-VOTING CONVERTIBLE EQUITY SHARES..........................26
               CLASS C SHARES................................................27
               CLASS D SHARES................................................27
MARKET FOR SECURITIES........................................................28
CREDIT RATINGS...............................................................28
DIRECTORS AND EXECUTIVE OFFICERS.............................................29
AUDIT COMMITTEE..............................................................32
      COMPOSITION AND QUALIFICATIONS.........................................32
      RESPONSIBILITIES AND TERMS OF REFERENCE................................33
      AUDITOR SERVICE FEES...................................................34
RISKS AND UNCERTAINTIES......................................................35
TRANSFER AGENTS AND REGISTRAR................................................49
INTEREST OF EXPERTS..........................................................49
LEGAL PROCEEDINGS............................................................49
ADDITIONAL INFORMATION.......................................................49
GLOSSARY ....................................................................50

APPENDIX A - REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR APPENDIX B - REPORT OF MANAGEMENT ON RESERVES DATA AND OTHER INFORMATION APPENDIX C - AUDIT COMMITTEE CHARTER

                            INTRODUCTORY INFORMATION

References in this Annual Information Form to Western Oil Sands Inc. ("Western", the "Company" or the "Corporation") includes Western and its material wholly-owned subsidiaries, 852006 Alberta Ltd., Western Oil Sands L.P., Western Oil Development Inc., Western Oil International Holdings Limited and WesternZagros Limited unless the context otherwise requires. INITIALLY CAPITALIZED TERMS USED HEREIN AND NOT OTHERWISE DEFINED HAVE THE MEANINGS ASCRIBED THERETO IN THE GLOSSARY.

Unless otherwise indicated, all financial information included and incorporated by reference in this Annual Information Form is determined using Canadian generally accepted accounting principles ("Canadian GAAP"), which differs from generally accepted accounting principles in the United States ("U.S. GAAP"). The notes to Western's audited consolidated financial statements contain a discussion of the principal differences between Western's financial results calculated under Canadian GAAP and under U.S. GAAP.

UNLESS OTHERWISE SPECIFIED, ALL DOLLAR AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS, ALL REFERENCES TO "DOLLARS" OR "$" ARE TO CANADIAN DOLLARS AND ALL REFERENCES TO "US$" ARE TO UNITED STATES DOLLARS.


                          FORWARD LOOKING INFORMATION

This Annual Information Form contains certain forward-looking statements relating but not limited to Western's operations, anticipated financial performance, business prospects, proposed expansions and strategies. Forward-looking information typically contains statements with words such as "anticipate", "could", "estimate", "expect", "intend" "plan", "potential", "project" or similar words suggesting future outcomes. We caution readers and prospective investors of the Corporation's securities not to place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Western. These risks are described more fully under "Risks and Uncertainties" and include, but are not limited to, risks of commodity prices in the marketplace for crude oil and natural gas; risks associated with the extraction, treatment and upgrading of mineable oil sands deposits; risks associated with the size, scope and execution of expansions; risks surrounding the level and timing of capital expenditures required to fulfill Western's growth strategy; risks of financing these growth initiatives at commercially attractive levels; risks of being unable to participate in expansions and corresponding loss of voting rights in the AOSP; risks relating to the execution of the Project's optimization strategy; risks involving the uncertainty of estimates involved in the reserve and resource estimation process and ore body configuration/geometry, uncertainty in the assessment of asset retirement obligations, uncertainty in the estimation of future income taxes, and uncertainty in treatment of capital for royalty purposes; risks associated with identifying and implementing a downstream solution for upgrading future bitumen volumes, risks surrounding health, safety and environmental matters; risk of foreign exchange rate fluctuations; risks and uncertainties associated with securing the necessary regulatory approvals for expansion initiatives; risks surrounding major interruptions in operational performance together with any associated insurance proceedings thereto; and risks associated with identifying, negotiating and completing our other business development activities, both those that relate to oil sands activities and those that do not, either domestically or abroad. Risks associated with our international initiatives include, but are not limited to, political and economic conditions in the countries in which we operate or intend to operate, risks associated with acts of insurgency or terrorism, changes in market conditions, political risks, including changes in law or government policy, the risks associated with negotiating with foreign governments (including ratification of the EPSA) and risks generally associated with international activity. Forward-looking statements are not based on historical facts but rather on the expectation of management of the Corporation ("Management") regarding the Corporation's future growth or results of

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                                      -2-


operations, production, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, plans for and results of drilling activity, environmental matters, business prospects and opportunities. These forward-looking statements are made as of the date of the Annual Information Form, and the Corporation assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. For additional information relating to risk factors please refer to "Risks and Uncertainties".



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                                      -3-


                             WESTERN OIL SANDS INC.

                            ANNUAL INFORMATION FORM


                              CORPORATE STRUCTURE

Western Oil Sands Inc. was incorporated under the BUSINESS CORPORATIONS ACT (Alberta) on June 18, 1999. The Corporation amended its articles on July 27, 1999, October 6, 1999, November 30, 1999, December 22, 1999, December 8, 2000,
March 14, 2001 and May 21, 2002 to change its name to Western Oil Sands Inc., to remove its private company restrictions, to amend its share capital to create a class of Non-voting Convertible Equity Shares, to designate a series of Class D Preferred Shares and to fix the rights, privileges, restrictions and conditions attaching to such series and to increase the maximum number of directors permitted, respectively. On June 1, 2005, the Corporation amended its articles to divide the issued and outstanding Class A Shares on a three for one basis, such that each outstanding Class A Share resulted in three outstanding Class A Shares (the "Share Split").

Western has the following material wholly-owned subsidiaries; 852006 Alberta Ltd. (which together with Western owns Western Oil Sands LP which holds a 20% undivided interest in the Project), Western Oil Development Inc., Western Oil International Holdings Limited and WesternZagros Limited, as shown below:

                            [GRAPHIC OMITTED]

                         ________________________
                        |                        |
           -------------| Western Oils Sands Inc.|--------------
           |            |       (Alberta)        |               |
   100%    |            |________________________|               |        100%
 ____________________          /                   ____________________________
| 852006 Alberta Ltd.|        /    General         |        Western Oil        |
|     (Alberta)      |       /     Partner         |     Development Inc.      |
|____________________       /                      |         (Alberta)         |
           |               /                       |___________________________
   99% Limited            /                                    |
   Partnership           /                                     |
         Units          /    1% Limited                        |        100%
  _______________________   Partnership            ____________________________
 | Western Oil Sands L.P.|        Units            | Western Oil International |
 |       (Alberta)       |                         |      Holdings Limited     |
 |_______________________|                         |         (Cyprus)          |
           |                                       |___________________________
           |                                                   |
           |                                                   |
     20%   |                                                   |        100%
         /  \                                      ____________________________
        /    \                                     |   WesternZagros Limited   |
       /      \                                    |         (Cyprus)          |
      /Project \                                   |                           |
     /          \                                  |___________________________
    /____________\


Western's head office is located at 2400 Ernst & Young Tower, 440 - Second Avenue S.W., Calgary, Alberta T2P 5E9 and its registered office is located at Suite 3700, 400 Third Avenue S.W., Calgary, Alberta T2P 4H2.

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                                      -4-


                      GENERAL DEVELOPMENT OF THE BUSINESS

Western is a Canadian corporation formed under the laws of Alberta whose vision is to create shareholder value through the opportunity capture and development of large, world class hydrocarbon resources. Western's primary asset is its 20 percent undivided interest in the Project. Shell and Chevron are the other Joint Venture Owners, holding a 60 percent and 20 percent interest, respectively. The Owners entered into the Joint Venture Agreement in December of 1999, which together with other ancillary agreements, governs the relationships between the Owners. The base Project, located on the west side of Lease 13, began operations in June 2003 and current production at the Joint Venture level exceeds design rate capacity of 155,000 barrels per day.

In October 2006, Western announced its participation in Expansion 1 of the AOSP. Expansion 1 is a 100,000 barrel per day (20,000 barrels per day net to Western) fully integrated expansion of the existing AOSP facilities, with both new oil sands mining operations on Lease BT 31 and the east side of Lease 13 and associated additional bitumen upgrading at the Scotford Upgrader. It also includes the construction of common upstream infrastructure that will be sized to support future mining expansions. The AOSP Joint Venture has also recently announced its intention to file applications with the applicable government authorities that would increase permitted upstream productive capacity to 770,000 barrels (154,000 barrels net to Western). At this level, multiple mining expansions of the AOSP would be possible.

Western continues to pursue downstream integration opportunities to maximize value from its growing oil sands resources and undeveloped acreage position. Related to these initiatives, Western intends to explore and pursue alternatives that will realize the full value of our assets and future growth potential. This may result in an acquisition or sale of assets, merger or other corporate transaction. Western's advisors, Goldman, Sachs & Co and TD Securities Inc., will be assisting in these activities which will involve contacting third parties. The Board of Directors has sanctioned a committee of independent directors to provide oversight to management and the Company's financial advisors for these activities. There can be no assurances that any of these activities will result in the consummation of an agreement or transaction or result in any change to Western's current ongoing business strategy.

Western is also pursuing initiatives related to in-situ and technology development. This includes Western's participation in the Chevron-operated Ells River Project in the Athabasca region in which Western holds a 20 percent interest. Chevron is planning an evaluation program for the winter of 2007, the results of which will influence the future development strategy and timeline. In 2005 and 2006, Western acquired three leases with potential for in-situ development. Early stage planning for these in-situ leases is underway and includes an evaluation drilling program of approximately 19 wells during the 2006/2007 winter drilling season.

In addition to these three focus areas, Western, through its wholly-owned subsidiary, WesternZagros Limited ("WesternZagros"), negotiated the initial form of an EPSA with the Kurdistan Regional Government ("KRG"), subject to finalization of key terms and ratification by the KRG to comply with expected federal petroleum legislation. The EPSA provided for the exploration of conventional oil and gas in the Federal Region of Kurdistan in northern Iraq. WesternZagros continues to work towards ratification of an EPSA with the KRG which is expected to include the finalization of terms including its contract area and the corresponding work program commitments.


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                                      -5-


                     NARRATIVE DESCRIPTION OF THE BUSINESS

Western is a Canadian corporation formed under the laws of Alberta that holds a 20 percent undivided ownership interest in the Joint Venture to exploit the recoverable bitumen resources found in certain oil sands deposits located in the Athabasca region including at the Muskeg River Mine. The Muskeg River Mine is Western's only producing asset at this time. Shell and Chevron hold the remaining 60 percent and 20 percent undivided ownership interests, respectively. The Muskeg River Mine is located in northern Alberta approximately 70 km north of Fort McMurray, Alberta, abutting the Athabasca River and the integrated Scotford Upgrader is situated near Shell's existing refinery near Fort Saskatchewan, Alberta. The Project, which includes facilities owned by the Joint Venture and third parties, uses established processes to mine oil sands deposits, extract and upgrade the bitumen into synthetic crude oil and vacuum gas oil, or VGO.

The Joint Venture's asset base has grown rapidly as all Joint Venture Owners were active in 2005 and 2006 in acquiring additional acreage in the Athabasca region which may be suitable for bitumen recovery either through surface mining or in-situ recovery techniques. In 2006, the Joint Venture Owners sanctioned Expansion 1, the first mining expansion of AOSP on portions of Lease BT 31 and the east side of Lease 13. Early stage assessments are underway for subsequent mining expansions of the AOSP on other leases in which Western has the right to participate. Moreover, early drilling is being conducted on leases acquired by both Western and Chevron which may be conducive for in-situ development.

Western is also actively pursuing research and development efforts to add value to existing assets; downstream initiatives to reduce exposure to heavy oil differentials and improve product mix; and identification and evaluation of opportunities in resource development of oil sands and other ventures with significant long-life hydrocarbon resource potential.


THE ATHABASCA OIL SANDS PROJECT


MINING - BASE OPERATIONS

Construction of the existing operating Mine and Upgrader was completed in December 2002, at a total capital cost of $5.7 billion ($1.14 billion net to Western). Bitumen production commenced at the Mine in January 2003, reaching commercial levels in June 2003. Ramp up of production at the Project continued through 2004 with average production of approximately 135,500 barrels per day (87 percent of design capacity). Increasing reliability and availability of the Extraction Plant and Upgrader was a focus during 2005, resulting in annual production of approximately 160,000 barrels per day for 2005 (32,000 barrels per day net to Western). During the summer of 2006, the first major planned turnaround of the Mine and Upgrader was completed. Production subsequent to the full turnaround has met or exceeded rates leading up to the turnaround with production in the fourth quarter of 2006 of approximately 177,600 barrels per day (35,520 barrels per day net to Western).

The Project is designed to produce high quality bitumen by surface mining certain Athabasca oil sands deposits and upgrading the extracted bitumen into custom blended petroleum products for sale to conventional refineries where it is used to produce petroleum products. Approximately 300,000 tonnes per day of ore, in addition to approximately 150,000 tonnes per day of overburden, low grade (waste) oil sand and Extraction Plant rejects are mined from the Mine. Approximately 165,000 to 170,000 barrels per day of bitumen is extracted from this ore in the Extraction Plant and with the addition of non-bitumen feedstocks, approximately 190,000 barrels per day of refinery feedstocks and synthetic crude oil blends can be produced by the Upgrader. Western takes in-kind its pro rata share of the various crude oil streams processed through the Upgrader and markets these products independent of the other Joint Venture

Owners. Currently, all of Western's net revenues are derived from petroleum products produced from the Project.

The current operating Project is an integrated oil sands development in which:

      o oil sands deposits are mined using open pit techniques at the Mine located on the western portion of Lease 13, which is a truck and shovel mine operation;

      o raw bitumen is extracted from the oil sands through processes powered by electrical and thermal energy at the Extraction Plant that is located on the western portion of Lease 13. The extraction process consists of primary extraction and froth treatment stages;

      o once extracted, the raw bitumen feedstock is transported from the Mine through a dual pipeline system to the Scotford Upgrader located near Fort Saskatchewan, Alberta;

      o    at the  Upgrader,  the bitumen  feedstock  is  distilled  to recover
           diluent,   and  then  undergoes  a  hydro-conversion   process  with
           integrated hydro-treating to generate suitable product streams; and

      o after the bitumen has been upgraded, it is sold as refinery feedstock to North American refineries. Vacuum gas oil is sold to Shell Canada's Scotford Refinery, which is adjacent to the Scotford Upgrader, for further processing. A dual pipeline system connects the Scotford Upgrader to certain third party pipelines in Edmonton, Alberta.


OPERATING ACTIVITIES

As of February 2007, the Project has been in commercial operation for almost four years. The maturation of the Project has proceeded without major incident but for the fire that occurred at the Mine on January 6, 2003 during the start-up and commissioning. Repairs were completed and start-up recommenced on April 4, 2003 with the Project achieving fully integrated operations between the Mine and the Scotford Upgrader on April 19, 2003. This incident resulted in the submission of insurance claims pursuant to various policies both by the Project and Western itself. See "Narrative Description of the Business - General Corporate Information - Insurance".

On June 1, 2003, Western reported the start of commercial operations as all aspects of the facilities became fully operational and the Project achieved 50 percent of the stated design capacity of 155,000 barrels per day. Since the commencement of commercial production, ramp-up continued uninterrupted for 2003, with production increases each quarter. Production ramped-up at the Mine and by the end of 2003, which was nine months after start-up, the Project was operating at 89 percent of design capacity.

Production averaged slightly over 135,500 barrels per day (27,100 barrels per day net to Western) in 2004 which was a 15 per cent increase in daily production from the prior year. Successive gains in production were achieved during 2004 until the fourth quarter when two minor operational upsets occurred. Operations were brought to full capacity at both the Mine and Upgrader upon completion of these repairs. Design and other operational changes were enacted to prevent future occurrence of this type of minor upset. Full production at both the Mine and the Upgrader re-commenced on January 30, 2005.

In 2005, the Project and Western itself achieved many operational and financial records. Successive quarterly production records were established in the second, third and fourth quarters reaching a level of 178,000 barrels per day (35,600 barrels net to Western) which lead to a record annual production of 160,000 barrels per day (32,000 barrels per day net to Western). During 2006, Albian became the first company in Canada to become ISO 14001 certified under

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                                      -7-


the new standards and achieved one year without a lost time incident on July 1, 2006. July 5th of that year marked four million person hours without a lost time incident. Financially, records were established in revenue, net income and cash flow. The strong financial performance resulted in Western aggressively repaying amounts owed under its Revolving Credit Facility. These solid results, both operationally and financially, set the stage for continued operational stability and profitability for the Project and Western.

Early in 2006, a longitudinal tear in the conveyor belt used to transport bitumen ore from the primary crushers at the Mine to the Extraction Plant occurred resulting in an unplanned slowdown at the Mine. The Project operated at approximately one-third of stated design rates while the replacement belt was prepared for installation. The installation was completed with production curtailed for three weeks. Full production resumed on March 20, 2006 and, subsequent to this repair to the end of the first quarter of 2006, production averaged 34,000 barrels per day net to Western (compared to the design rate of 31,000, net to Western).

In May 2006, the Project undertook its first major turnaround of all of the units at the Mine and the Upgrader with full production resuming in mid-July 2006. Following the initial cleaning and inspection of the equipment, it was determined that additional maintenance and repair work at the Upgrader was required in order to remove large amounts of coke from the reactor vessels and to complete other work to enhance long-term performance. The turnaround period totalled 56 days. As a result of the full turnaround, production was reduced, averaging 15,540 barrels per day net to Western for the second quarter of 2006. Operating expenses increased significantly due to the associated expenses incurred with the turnaround. Following the turnaround, production exceeded rates achieved leading up to the turnaround. Further reliability and minor production optimization activities over the next several years are expected to result in sustained production of approximately 200,000 barrels per day.

Noteworthy 2006 milestones include:

      o production of over 183 million barrels of bitumen in just over three and a half years of operation;

      o    successful completion of the first major planned turnaround;

      o record stream day bitumen production rate of nearly 219,000 barrels achieved in the fourth quarter of 2006 (post-turnaround);

      o near record cash flow from operations for Western despite a two month turnaround process;

      o    Muskeg River Mine expansion permit approval in December 2006; and

      o only one lost time injury accident resulting in a record Lost Time Injury Frequency ("LTIF") factor for the Project of 0.02 per 200,000 man hours.

The Project's demonstrated ability to safely extract, transport and process significant volumes of bitumen provides comfort that production targets established by the Joint Venture (which could see production range between 180,000 to 200,000 barrels per day in the next several years) are attainable. These production goals will be achieved through the systematic implementation of production optimization activities primarily at the Upgrader.

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                                      -8-


Operating costs for 2006 were $28.38 per processed barrel, or $24.50 excluding turnaround costs, up from $22.06 per processed barrel in 2005, largely due to inflationary impacts to labour and associated with the robust commodity market, partially offset by lower natural gas costs.


FINANCING ACTIVITIES

Western has used a combination of debt and equity capital to fund its share of Project capital costs associated with construction and its share of operating costs. Western's credit position has improved significantly over the last several years as excess free cash flow has been aggressively applied to reduce its revolving bank facilities. The following outlines key financing activities undertaken by the Corporation in the last three years up to and including fiscal 2006:

      o a $68 million bought-deal equity offering consisting of 6,000,000 Common Shares at a price of $11.33 per share (adjusted to reflect the Share Split) was completed on April 8, 2004;

      o in March 2005, Western successfully refinanced its $100 million Senior Credit Facility by the assumption of this full amount into Western's Revolving Credit Facility, thereby increasing the Revolving Credit Facility to $340 million (although only $305 million could be drawn due to covenant restrictions in Western's note indenture). The additional $100 million is subject to the same terms and conditions as those contained in the Revolving Credit Facility;

      o in October 2005, Western successfully amended its $340 million Revolving Credit Facility with respect to lower pricing or spreads on both drawn and un-drawn allocations to reflect Western's improved credit position. Western also amended the structure of the Revolving Credit Facility from a 364-day revolver with a two year term-out provision for non-revolving allocations to a three-year revolving facility extendible annually at the lenders' discretion;

      o during 2006, Western successfully re-financed its share of the Hydrogen Manufacturing Unit Credit Facility to bring the financing terms in line with the terms of Western's Revolving Credit Facility whereby financing rates charged are a function of a financial covenant; and

      o debt credit facilities increased by $35 million during the course of fiscal 2006 (which resulted in full access to Western's $340 million Revolving Credit Facility) to partially finance $312 million in capital expenditures.

PRODUCTION HISTORY

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Western for its synthetic crude oil production for each quarter of its most recently completed financial year:

                                                            THREE MONTHS ENDED
                                  -----------------------------------------------------------------------
                                  MARCH 31, 2006    JUNE 30, 2006   SEPTEMBER 30, 2006  DECEMBER 31, 2006
                                  --------------    -------------   ------------------  -----------------
Average Daily Production -
dry bitumen basis (bbl/day)           25,945           15,540             32,836             35,515

Average Net Prices Received
($Cdn/bbl)                            79.38             96.95             90.04               70.69

Royalties ($Cdn/bbl)                   0.27             0.51               0.51               0.36

Operating Expenses ($Cdn/bbl)         27.38             63.28             22.00               20.34

Feedstocks ($Cdn/bbl)                 19.79             29.63             21.76               12.92

Netback Received ($Cdn/bbl)(2)        31.94             3.53              45.77               37.08

Notes:
(1) All per barrel amounts are stated on a dry production bitumen basis.
(2) Netback is calculated as oil sands revenue less royalties, operating expenses and feedstocks on a per barrel of production basis.


PRODUCTION ESTIMATES

Western estimates that bitumen production from the AOSP will be between 165,000 to 175,000 barrels per day (33,000 to 35,000 barrels per day, net to Western) for 2007. Production from the Project accounts for 100 percent of Western's estimated production in 2007. See "Forward-Looking Information" and "Risks and Uncertainties".


EXPANSION 1

A key strategic milestone for the AOSP was the sanctioning of Expansion 1 in the fourth quarter of 2006, the first major expansion of the AOSP. This expansion represents the first of several anticipated expansions of the AOSP over the next 10 to 15 years. Expansion 1 is a 100,000 barrel per day (20,000 barrels per day net to Western) fully integrated expansion of the existing Project facilities, with both new oil sands mining operations on Lease BT 31 and the east side of Lease 13 and associated additional bitumen upgrading using similar process as that of the Scotford Upgrader. It also includes the construction of common upstream infrastructure that will be sized to support future mining expansions. The capital cost estimate for Expansion 1 is approximately $11.2 billion ($2.2 billion net to Western), with contingencies and Owners' costs representing a significant portion of this estimate.

Expansion 1 is the first phase in the long-term AOSP's goal to construct a series of similar 100,000 barrel per day expansions that could result in production capacity of the AOSP surpassing 770,000 barrels per day from mining operations alone in the next seven to ten years. This "building-block" strategy has several competitive advantages including economies of scale in engineering design, procurement of components and materials and labour retention.

Of the total $11.2 billion capital cost estimate, approximately 77 percent represents component and labour costs, 20 percent represents the combination of Owners' costs and contingencies (the majority of which are contingency related) with the remaining three percent comprised of inflation adjustments. As at the end of 2006, Western had incurred $222.8 million on the Expansion 1 in respect of its 20 percent interest. Long-lead items such as the reactors have been ordered to ensure the Project maintains its cost and schedule. First production from the upstream operations north of Fort McMurray is anticipated in late 2009 with first production of synthetic oil from the Upgrader towards the end of 2010. As part of Expansion 1, Kinder Morgan will be expanding the Corridor pipeline that connects the extraction and ore preparation facilities near Fort McMurray to the upgrading facilities outside of Edmonton. The pipeline expansion will include construction of a 42 inch diameter pipeline to parallel the existing dual pipeline system. The 24 inch line which is currently transporting the diluted bitumen will be reversed to become the diluent return line. The existing 12 inch line which currently fulfills this purpose will be taken out of the pipeline rate base and used by the pipeline owner for its own purposes. The expanded Corridor pipeline will be dedicated exclusively for the benefit of the Joint Venture Owners and is sized to facilitate the transportation of diluted bitumen for the next several expansions.

As currently designed, expansion plans would result in the AOSP's production from mining operations increasing from 180,000 to 200,000 barrels per day upon the completion of minor production optimization initiatives to 770,000 barrels per day (154,000 barrels per day net to Western) by 2015. See "Forward-Looking Information" and "Risks and Uncertainties".


EXPANSIONS 2 AND 3

In addition to Expansion 1, the Owner's longer term optimization plan includes development of additional resources associated with the Jackpine Mine. Resources associated with Expansion 2 and 3 would support two discrete trains of approximately 100,000 barrels per day of bitumen production. This additional production of 200,000 barrels per day from Expansions 2 and 3 is anticipated in the 2013-2014 timeframe.

Mining expansions of the AOSP beyond Expansion 1 at the Joint Venture level will be limited only to upstream or mining operations. The Joint Venture Owners have contemplated combining Expansions 2 and 3 in order to achieve greater economies of scale and accelerate the production profile of future expansions.

Shell will be filing with applicable government authorities an application that will enable the AOSP to mine up to 770,000 barrels per day (154,000 barrels per day net to Western). The permitting capacity under this application also involves resources on Leases 88, 89 and 9 which are associated with Expansions 3, 4 and 5 (described below). This permit does not consider any future development of leases recently acquired by Shell which are located north of Lease 9 which have not been formally evaluated to this point. This additional acreage, should recoverable resources be found on them, could have the potential to support two additional expansions of the AOSP.

Completion of Expansions 2 and 3 is subject to a number of risks and uncertainties and constitutes forward-looking information. See "Forward-Looking Information" and "Risks and Uncertainties.


EXPANSIONS 4 AND 5

With the mining leases owned by Joint Venture Owners under the Participation and AMI Agreement, it is estimated that sufficient resources exist to support expansions beyond the first three phases. Following Expansions 1, 2 and 3, the Owner's longer term optimization plan involves development of additional resources associated with the Pierre River Mine which initially will be located on the west side of the Athabasca River on Lease 9. As further core-hole drilling is completed to delineate the resource potential of the Pierre River Mine, Western believes that two additional 100,000 barrels per day (20,000 barrels per day net to Western) expansions of the AOSP (Expansions 4 and 5) may be supported. The regulatory permit application referred to above would address these volumes. An active core hole drilling program is planned on Lease 17 and any recoverable resource established for this lease would form part of the Pierre River Mine. At this point, no formal evaluation has been completed on Lease 17.

As additional acreage is acquired and evaluated, future expansions will be included as part of the Project should the Owners choose to participate. It is anticipated that the Owners will undertake the following activities as part of their longer term optimization plan:

      o evaluation of additional mineable leases acquired recently by Shell in the Athabasca region, namely Leases 15, 309, 310, 350, 351, 631 and 632;

      o evaluation drilling on the substantial land base acquired by both Chevron and Western. Chevron acquired approximately 75,000 acres in 2006 while Western acquired over 21,000 acres in 2006 which may support in-situ development. Western's view is that the Ells River Project could contain bitumen in place (with pay thickness of greater than 18 metres) suitable for in-situ development in excess of 7.4 billion barrels (approximately 1.5 billion barrels net to Western). Based on this estimate, production from the Ells River Project, combined with volumes from Western's in-situ project (in which the Company holds an average 64 per cent land interest), could support production in excess of 50,000 barrels per day net to Western; and

      o analyses of processes and/or equipment that will result in a reduction of unit operating costs in the extraction process for both mineable and in-situ resources along with the dependency on natural gas, together with assessments of procedures and/or introduction of equipment designed to increase the production throughput of the facilities for a significantly lower capital intensity than an initial construction project.

Taken as a whole, forecasted expansion plans for both in-situ and mining operations would increase Western's total bitumen production to more than 200,000 barrels per day within the next 15 to 20 years. The timing and details of any expansion will be subject to the outcome of future evaluations of economics, market needs, regulatory requirements and sustainable development considerations. There can be no assurance that any expansion will proceed on the basis contemplated or at all. See "Forward-looking Information" and "Risks and Uncertainties".


REGULATORY APPROVALS

On April 23, 2004, Western announced that the AOSP received approval from both the provincial and federal government cabinet for the first phase of the Jackpine Mine in the Athabasca oil sands region of northern Alberta. Since these approvals have been received, the Owners have advanced the continuous construction scenario and filed a regulatory permit in April 2005, which included a revision to the existing Mine permit to accommodate certain de-bottlenecking volumes as well as the first phase of the Jackpine Mine expansion. With permits in place and those recently filed, the goal is to produce 300,000 barrels per day by the end of 2009. The first expansion phase intends to extract resources from portions of Lease BT 31 and the east side of Lease 13 and includes a mining and extraction facility. The Project received the final necessary regulatory approval on December 21, 2006 to mine from the Expansion 1 area.

In addition, Western announced that the Joint Venture is preparing an omnibus regulatory permit that, once submitted and approved, would enable the Project to produce 770,000 barrels per day (154,000 barrels per day net to Western). It is envisioned that this permit will be submitted during 2007 with the expectation that approval will be received in mid-2009. This will increase the approved permitting capacity of the Joint Venture by 300,000 barrels per day over the 470,000 barrels per day originally in place. The incremental 300,000 barrels per day can be allocated into a further 100,000 barrels per day at the Jackpine Mine area with an incremental 200,000 barrels per day allocated for the Pierre River Mine. It is currently envisioned that this permitting capacity would be sufficient for the first five mining expansions of the AOSP.

The timing and receipt of regulatory approvals is subject to certain risks and uncertainties. See "Forward-Looking Information" and "Risks and Uncertainties".


RESERVES, RESOURCES AND LAND POSITION


RESERVES

Lease 13 encompasses 49,872 acres and lies within the mineable oil sands area of the Athabasca deposits. Bitumen has been extracted from the west side of Lease 13 for nearly three years. The operating Mine covers a 121 square kilometre portion of the western portion of Lease 13. Bitumen production from the east side of Lease 13 is anticipated to occur in 2009 with synthetic oil from the upgrading facilities sometime during 2010.

GLJ Petroleum Consultants Ltd. ("GLJ") prepared a reserve report dated February 7, 2007 (the "GLJ Reserves Report") which evaluated the reserves attributable to Western as of December 31, 2006. The combination of the Muskeg River Mine and the Jackpine Mine has been estimated by GLJ to contain approximately 577 million barrels of working interest oil reserves. Of this total approximately 496 million barrels net to Western are proved reserves while 81 million barrels net to Western are considered probable reserves. Based on GLJ's forecasted AOSP's undiluted bitumen production rate of 175,000 barrels per day for 2007, the proved plus probable reserves have a reserve life index of 44 years.

The following table below outlines the Joint Venture's proved and probable reserves on Lease 13 as estimated by GLJ.

--------------------------------------------------------------------------------
                                                                       WESTERN'S
                                                             TOTAL       SHARE
PROVED AND PROBABLE SYNTHETIC CRUDE OIL RESERVES            (MMbbls)    (MMbbls)
--------------------------------------------------------------------------------

JOINT VENTURE (RESERVES)
  Muskeg River Mine (Western portion of Lease 13)            1,545        309
  Jackpine Mine (Eastern portion of Lease 13)                1,339        268
                                                          ----------------------
   TOTAL RESERVES                                             2,884        577
--------------------------------------------------------------------------------

The tables below summarize the upgraded bitumen reserves ("synthetic crude oil") and the value of future net revenue attributable to Western's ownership as evaluated in the GLJ Reserves Report. Synthetic crude oil reserves do not include blendstock volumes. The information set forth below relating to Western's reserves constitutes forward-looking information which is subject to certain risks and uncertainties. See "Forward-Looking Information" and "Risks and Uncertainties".

All evaluations of future revenue are after the deduction of future income tax expenses, unless otherwise noted in the tables, royalties, development costs and production costs, but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. THE ESTIMATED FUTURE NET REVENUES CONTAINED IN THE FOLLOWING TABLES DO NOT NECESSARILY REPRESENT THE FAIR MARKET VALUE OF THE CORPORATION'S RESERVES. THERE IS NO ASSURANCE THAT THE FORECAST PRICE AND COST ASSUMPTIONS CONTAINED IN THE GLJ RESERVES REPORT WILL BE ATTAINED AND VARIANCES COULD BE MATERIAL. Other assumptions and qualifications relating to costs and other matters are included in the GLJ

Reserves Report. The recovery and reserves estimates attributable to Western's ownership in the Project are estimates only. Actual reserves may be greater or less than those calculated.

It is noted that the accuracy of any reserve estimate, especially when based on volumetric analysis, is a function of the quality of available data and of engineering interpretation and judgment. While reserve estimates presented herein are considered reasonable, performance subsequent to the date of the estimate may justify their revision, either upward or downward. The GLJ Reserves Report presents net revenue projections prepared for the reserves attributable to the ownership interest of Western along with a discussion of the evaluation.


                  SUMMARY OF RESERVES AS AT DECEMBER 31, 2006

                                         CONSTANT PRICES AND COSTS      FORECAST PRICES AND COSTS
                                         -------------------------      -------------------------
                                             SYNTHETIC CRUDE OIL           SYNTHETIC CRUDE OIL
                                         -------------------------      -------------------------
                                          GROSS              NET         GROSS              NET
                                         (MMBBL)           (MMBBL)      (MMBBL)           (MMBBL)
                                         -------           -------      -------           -------
Proved Developed Producing                 268               242          268               244
Proved Developed Non-Producing              7                 6            7                 6
Proved Undeveloped                         221               202          221               204
                                         --------------------------------------------------------
Total Proved                               496               450          496               454
Total Probable                              81                72           81               71
                                         -------           -------      -------           -------
Total Proved Plus Probable                 577               522          577               525
                                         =======           =======      =======           =======

                    NET PRESENT VALUES OF FUTURE NET REVENUE
                       BASED ON CONSTANT PRICES AND COSTS

                                    BEFORE DEDUCTING INCOMES TAXES         AFTER DEDUCTING INCOME TAXES
                                  ------------------------------------   ----------------------------------
                                                         DISCOUNTED AT                        DISCOUNTED AT
                                   UNDISCOUNTED             10%           UNDISCOUNTED            10%
                                      (MM$)                 (MM$)             (MM$)               (MM$)
                                  -------------          -----------       ---------          -----------
Proved Developed Producing            8,402                 3,449            6,347              2,763
Proved Developed Non-Producing         294                   141              203                 93
Proved Undeveloped                    4,874                  41              3,438              (129)
                                  -------------          -----------       ---------          -----------
  Total Proved                       13,570                 3,631            9,988              2,726
Total Probable                        3,190                  902             2,258               654
                                  -------------          -----------       ---------          -----------
  Total Proved Plus Probable         16,760                 4,533           12,247              3,381
                                  -------------          -----------       ---------          -----------

The following tables present the estimated future net revenue attributable to Western, as set forth in the GLJ Reserves Report:

                    TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
                       BASED ON CONSTANT PRICES AND COSTS

                                                                                  FUTURE               FUTURE
                                                                                    NET                  NET
                                                                  ABANDONMENT    REVENUE              REVENUE
                                                                      AND         BEFORE               AFTER
                                      OPERATING    DEVELOPMENT     RECLAMATION     INCOME    INCOME     INCOME
                 REVENUE  ROYALTIES     COSTS         COSTS          COSTS         TAXES     TAXES      TAXES
                  (MM$)     (MM$)       (MM$)         (MM$)          (MM$)         (MM$)     (MM$)      (MM$)
                --------- ----------  ----------  -------------  --------------  ---------- --------  --------
Total Proved     29,666      2,709       9,447        3,940             -          13,570     3,581     9,988
Total Proved
Plus
Probable         34,517      3,279       10,288       4,191             -          16,760     4,513    12,247

                     FUTURE NET REVENUE BY PRODUCTION GROUP
                       BASED ON CONSTANT PRICES AND COSTS

The future net revenue before income taxes and discounted at 10% per year in respect of the total proved and total proved plus probable synthetic crude oil reserves attributable to Western's ownership interest in the Project as at December 31, 2006 are $3,631 million and $4,533 million, respectively, based on constant prices and costs.

                    NET PRESENT VALUES OF FUTURE NET REVENUE
                       BASED ON FORECAST PRICES AND COSTS

                                     BEFORE DEDUCTING INCOME TAXES              AFTER DEDUCTING INCOME TAXES
                                             DISCOUNTED AT                              DISCOUNTED AT
                               ------------------------------------------ ------------------------------------------
                                 0%       5%      10%     15%      20%      0%       5%      10%      15%     20%
                               (MM$)    (MM$)    (MM$)   (MM$)    (MM$)    (MM$)   (MM$)    (MM$)    (MM$)   (MM$)
                               -------  ------- -------- -------  ------- -------- -------  ------- -------- -------
Proved Developed Producing     7,684    4,561    3,049   2,239    1,762    5,819   3,569    2,470    1,873   1,515
Proved Developed
Non-producing                   281      196      127      80       49      192     131       81      47       25
Proved Undeveloped             4,699    1,059    (220)   (706)    (898)    3,292    617     (343)    (718)   (871)
                               -------  ------- -------- -------  ------- -------- -------  ------- -------- -------
Total Proved                   12,663   5,816    2,957   1,613     913     9,303   4,317    2,208    1,201    668
Total Probable                 3,554    1,616     912     607      451     2,510   1,158     669      459     352
                               -------  ------- -------- -------  ------- -------- -------  ------- -------- -------
Total Proved Plus Probable     16,217   7,432    3,868   2,220    1,365   11,813   5,475    2,877    1,660   1,020
                               =======  ======= ======== =======  ======= ======== =======  ======= ======== =======

                    TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
                       BASED ON FORECAST PRICES AND COSTS

                                                                                  FUTURE               FUTURE
                                                                                    NET                  NET
                                                                  ABANDONMENT    REVENUE              REVENUE
                                                                      AND         BEFORE               AFTER
                                      OPERATING    DEVELOPMENT     RECLAMATION     INCOME    INCOME     INCOME
                 REVENUE  ROYALTIES     COSTS         COSTS          COSTS         TAXES     TAXES      TAXES
                  (MM$)     (MM$)       (MM$)         (MM$)          (MM$)         (MM$)     (MM$)      (MM$)
                --------- ----------  ----------  -------------  --------------  ---------- --------  --------
Total Proved      34,799   3,012       14,149         4,975            -           12,663     3,360     9,303
Total Proved
Plus Probable     40,954   3,737       15,267         5,373            -           16,217     4,404    11,813

                     FUTURE NET REVENUE BY PRODUCTION GROUP
                       BASED ON FORECAST PRICES AND COSTS

The future net revenue before income taxes and discounted at 10% per year in respect of the total proved and total proved plus probable synthetic crude oil reserves attributable to Western's ownership interest in the Project as at December 31, 2006 are $2,957 million and $3,868 million, respectively, based on forecast prices and costs.

            RECONCILIATION OF NET RESERVES BY PRINCIPAL PRODUCT TYPE
                       BASED ON CONSTANT PRICES AND COSTS

Both fiscal 2006 and 2005 represent full years of production. The following table sets forth a reconciliation of the changes in Western's bitumen reserves as at December 31, 2006 against such reserves as at December 31, 2005 based on the constant price and cost assumptions set forth in Note 8 below:

                                                       SYNTHETIC CRUDE OIL
                                          ------------------------------------------------
                                                                           NET PROVED PLUS
                                          NET PROVED       NET PROBABLE        PROBABLE
                                            (MMBBL)          (MMBBL)            (MMBBL)
                                            -------          -------            -------
At December 31, 2005                          186              109                295
                                            -------          -------            -------
     MRM Extension                            79               (73)                6
     Improved Recovery                         -                -                  -
     Technical Revisions                       -                2                  2
     Discoveries                               -                -                  -
     AOSP Expansion 1 Addition                202               42                244
     Dispositions                              -                -                  -
     Economic Factors                         (7)              (8)               (15)
     Production                              (10)               -                (10)
                                            -------          -------            -------
At December 31, 2006                          450               72                522

     RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE
              DISCOUNTED AT 10% BASED ON CONSTANT PRICES AND COSTS

The following table sets forth changes between future net revenue estimates attributable to net proved reserves as at December 31, 2006 against such reserves as at December 31, 2005:

                                                                                             (MM$)
                                                                                             -----
    Estimated Future Net Revenue at December 31, 2005                                        2,575
                                                                                             -----
      Sales and Transfers of Oil and  Gas Produced, Net of Production Costs and Royalties    (339)
      Net Change in Prices, Production Costs and Royalties Related to Future Production      (232)
      Changes in Previously Estimated Development Costs Incurred During the Period            66
      Changes in Estimated Future Development Costs                                          (256)
      Extensions and Improved Recovery                                                        507
      Discoveries                                                                              -
      Acquisitions of Reserves                                                                41
      Dispositions of Reserves                                                                 -
      Net Change Resulting from Revisions in Quantity Estimates                                -
      Accretion of Discount Pre Tax                                                           334
      Net Change in Income Taxes                                                              30
      Changes Resulting from Technical Revisions                                               -
                                                                                             -----
    Estimated Future Net Revenue at December 31, 2006                                        2,726
                                                                                             =====

Notes:
(1) Reserve definitions consistent with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101") have been used in the GLJ Reserves Report, where:
      "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. The targeted level of certainty under a specific set of economic conditions is at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves
      "Proved Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.
      "Probable" reserves are those reserves that are less certain to be recovered than proved reserves.
      "Proved Plus Probable" reserves include those additional reserves that are less certain to be recovered than proved reserves. The targeted level of certainty under a specific set of economic conditions is at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

(2) Project reserves associated with the Muskeg River Mine are all classified as "developed". The proved non-producing reserves relate to recovery factor and capacity improvements associated with de-bottlenecking capital investments. Although the capital is significant relative to the cost of drilling a well, classifying the non-producing reserves as undeveloped is not considered appropriate for this particular Mine. All of the reserves associated with the AOSP Expansion 1 are classified as undeveloped reserves given the significant capital investment to bring them to production. Western's share of the capital costs associated with AOSP Expansion 1 is estimated at approximately $2.2 billion.
(3) Although preliminary resource base assessments have been conducted on some of the leases held through the Joint Venture, no reserves have been attributed to Leases 88, 89, 90, 9, 15, 17, 309, 310, 351, 352, 631, and
      632.
(4) Reserves are stated on a synthetic crude oil basis. This recognizes that intrinsic in the Project's operations, bitumen production from the Mine receives an uplift as a result of the hydrotreating/hydroconversion process. GLJ has used an uplift of two percent on the total proved reserves and three percent on the probable reserves
(5) The oil price forecasts reflect total revenues associated with the output from the Upgrader less the purchase costs associated with feedstock. Changes to the product mix and associated feedstock composition will occur relative to what they have been. In the constant price case, GLJ estimates the oil pricing to be the December 31, 2006 Edmonton Par less $7.87/bbl in 2006, reflecting the average December 2006 offset to Edmonton Par for each feedstock product and marketable product stream and anticipated composition of feedstock and sales. Western's sales mix is a combination of heavy and light materials. Each product type trades at either a premium or discount to an appropriate benchmark based on the crude qualities. In the forecast price case, these offsets change based on the forecasted prices of the underlying commodity. For the purpose of 2007 in the forecast case, GLJ estimates the oil pricing to be Edmonton Par less $8.85/bbl.
(6) Bitumen production has been forecast by GLJ to be 163,000 barrels per day in 2007 in the total proved category growing to 265,000 barrels per day by 2014 in the total proved category. In the proved plus probable case, production is forecast to grow from a rate of 175,000 barrels per day in 2007 to an average rate of 290,000 barrels per day by 2014. The incremental production for the probable reserves reflect the current mine plan as well as improved extraction recovery relative to the proved category. Significant increase under each scenario reflects the addition of production from the AOSP Expansion 1.
(7) Royalties are paid at the Mine boundary using a deemed bitumen revenue. In the constant price case, GLJ has used a bitumen price of $39.00/bbl based upon the December 2006 offset and a posted December 31, 2006 price for LLB Crude Oil at Hardisty. In the forecast price case, GLJ has deducted $0.50/bbl to GLJ's price for 12 degree heavy oil at Hardisty to reflect historic royalty calculations. The capital expense base for the Project at December 31, 2006 is estimated at $1,650 million.
(8) The constant price reflects December 31, 2006 prices of $67.58/bbl Edmonton Par oil, $47.62/bbl LLB Crude Oil at Hardisty, $6.07/MMBTU gas and zero inflation. In the forecast price assumptions, the following GLJ price forecast was used:

                   EXCHANGE     WTI CRUDE OIL AT    LIGHT, SWEET CRUDE OIL AT     HEAVY CRUDE OIL     ALBERTA PLANT
YEAR   INFLATION    RATE       CUSHING OKLAHOMA    EDMONTON (40 API, 0.3% S)   (12 API) AT HARDISTY    SPOT GAS
          (%)     ($US/$CDN)       ($US/BBL)               ($CDN/BBL)               ($CDN/BBL)          ($/MMBTU)
---------------------------------------------------------------------------------------------------------------------
2007      2.0            0.87        62.00                    70.25                    39.25              7.00
2008      2.0            0.87        60.00                    68.00                    40.00              7.25
2009      2.0            0.87        58.00                    65.75                    39.75              7.55
2010      2.0            0.87        57.00                    64.50                    39.75              7.60
2011      2.0            0.87        57.00                    64.50                    40.25              7.65
2012      2.0            0.87        57.50                    65.00                    41.50              7.95
2013      2.0            0.87        58.50                    66.25                    42.50              8.10
2014      2.0            0.87        59.75                    67.75                    43.50              8.30
2015      2.0            0.87        61.00                    69.00                    44.25              8.50
2016      2.0            0.87        62.25                    70.50                    45.25              8.65
2017      2.0            0.87        63.50                    71.75                    46.00              8.85
2018+     2.0            0.87       2.0 %/yr                 2.0%/yr                  2.0%/yr            2.0%/yr

      In consideration of oil sands mining cost pressures, rather than the Projected inflation of 2.0 percent above, GLJ assumed a 5.0 percent inflation factor for the upstream or bitumen production component of the project during the period 2007 through 2009, 4.0 percent in 2010, 3.0 percent in 2011 followed by 2.0 percent thereafter.
(9) Western's weighted average historical realized price for 2006 was $60.51 per synthetic barrel sold. Western had no crude oil hedges in place during 2006.
(10) GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

                            FUTURE DEVELOPMENT COSTS

The following table sets forth the future development costs associated with the development of Western's reserves as set forth in the GLJ Reserves Report.

                                                     TOTAL PROVED             TOTAL PROVED        TOTAL PROVED PLUS
                                                    ESTIMATED USING          ESTIMATED USING       PROBABLE ESTIMATED
                                                  CONSTANT PRICES AND     FORECAST PRICES AND       USING FORECAST
                                                         COSTS                   COSTS             PRICES AND COSTS
                                                         (MM$)                   (MM$)                  (MM$)
                                                  -------------------     -------------------       --------------
2007                                                      603                     625                    626
2008                                                      763                     821                    824
2009                                                      549                     608                    611
2010                                                      282                     313                    325
2011                                                       69                      82                     91
Total   for  all   years   of   reserve   life,
undiscounted                                             3,940                   4,975                  5,373
Total for all years discounted at 10%/year               2,342                   2,663                  2,745

Western intends to finance these development costs through a combination of free cash-flow from operations together with existing banking facilities and incremental debt financings. To the extent that bank facilities or other debt financings increase, costs associated with this borrowing would likely be similar to the rates that have been incurred in the prior years. This anticipated financing strategy would not affect the reserve balances nor the estimated future net revenue associated with these reserves listed above.


UNDEVELOPED RESERVES

The entire volume of undeveloped reserves relates to Expansion 1. During 2006, all Joint Venture Owners sanctioned the construction of Expansion 1. It is anticipated that the capital costs associated with this expansion will be approximately $11.2 billion (approximately $2.2 billion net to Western). This construction effort will take place over several years with first oil from the mine operations anticipated to occur during 2009. Two separate crude streams are expected to be produced from this expansion. One stream will be a heavy synthetic oil similar to the heavy synthetic stream currently produced from the base operations, while a second stream will be light sour synthetic oil. It is currently envisioned that VGO will not be produced with this expansion as the Scotford Refinery, which takes the VGO as feedstock from the base operations, does not have the capacity to take further VGO volumes.


COSTS INCURRED

The following table sets forth costs incurred by Western in respect of the Project for the year ended December 31, 2006:

      PROPERTY ACQUISITION COSTS          EXPLORATION COSTS   DEVELOPMENT COSTS
                 (MM$)                         (MM$)                (MM$)
---------------------------------------   -----------------   -----------------
PROVED PROPERTIES   UNPROVED PROPERTIES
-----------------   -------------------
          nil             $25.0(1)              Nil               $251.1(2)

Notes:
(1) Represents amounts spent on in-situ land acquisitions for both Western's interest in Chevron's Ells River Project as well as Western's operated in-situ properties.
(2) Includes $184.6 million incurred to fund Western's commitments pursuant to the first phase of Expansion 1.

ABANDONMENT AND RECLAMATION COSTS

Western has abandonment and reclamation liabilities relating to the Mine, Upgrader and related facilities. Western estimates the abandonment liability, net of salvage, for these assets with consideration given to the expected cost to abandon and reclaim the lands and facilities. These estimates are based on prevailing industry conditions, regulatory requirements and past experience. The value is determined by Western first estimating the anticipated timing and amount of net cash outflows using third party costs for future dismantlement and site restoration. These future payments are then present valued using a credit adjusted risk free rate appropriate for Western.

The liability is estimated in the period in which the liability is incurred. These estimates are prepared annually and adjustments are made quarterly for material changes in the amount of the liability or the timing of abandonment. Where material differences are identified, adjustments to the liabilities or accretion expense are made on a prospective basis.

Western's share of the present value of abandonment and reclamation costs that require recognition in its financial statements at December 31, 2006 is $20.8 million ($85.1 million undiscounted). These liabilities relate to Western's 20 percent working interest in the Project's future dismantlement costs and site restoration costs for the Mine, Upgrader and related facilities. GLJ has not included any abandonment and reclamation costs in the GLJ Report. The Corporation's share of the asset retirement obligation at December 31, 2006 was approximately $20.8 million which is less than one per cent of the total discounted cash flows of the proved plus probable reserves under the constant pricing case. Western does not anticipate any material expenditures relating to abandonment and reclamation during the next three years as the current mine plan contemplates development over 30 years.


SIGNIFICANT FACTORS OR UNCERTAINTIES ON RESERVES DATA

Western's reserves to date represent the addition of reserves associated with the current producing Muskeg River Mine on the west side of Lease 13, together with reserves associated with the Jackpine Mine on Lease BT 31 and the east side of Lease 13. All infrastructure components are in place to extract the independently evaluated reserves for the Muskeg River Mine, and the Owners formally sanctioned the construction of the Jackpine Mine which is projected to cover a period of four years. Significant capital costs have already been incurred for the Project, however, the exposure to rising capital costs is heightened with respect to the Jackpine Mine as the construction period is in the early stages. Significant capital cost pressures would have an impact on both the volume and future net revenue associated with the Jackpine Mine. Certain maintenance capital costs will be expended over the life of the reserves to repair and replace certain components, particularly at the Mine and Extraction Plant given the abrasive nature of the ore being processed. However, risk remains with respect to ore quality, existence of deleterious materials such as water or clay fines and ore body geometry such as strip ratio. Important economic factors in the determination of the future net revenues associated with the reserves are forecasted prices of crude oil and natural gas. Should future prices vary significantly from prices used by GLJ in their independent assessment, the corresponding future net revenues associated with the reserves may be materially different. See section titled "Risks and Uncertainties".


LAND TENURE

Oil produced from oil sands is produced under Crown oil sands leases granted by the Province of Alberta. Such Crown oil sands leases have an initial term of 15 years, and may be continued thereafter under the OIL SANDS TENURE REGULATION (Alberta) to the extent that the lessee has attained the required minimum level of evaluation of the oil sands in the leases or the leases are producing. Lease 13 has been continued under such regulation. The real property related to the pipelines, the Upgrader and the cogeneration facilities fall into two basic categories of ownership: (i) a number of locations, including some pumping/compressor stations, are owned in fee simple; and (ii) the majority of locations are covered by leases, easements, rights-of-way, permits or licenses from landowners or governmental authorities permitting the land to be used in such a manner.


RESOURCES

The Participation and AMI Agreement provides that the Owners have rights to participate in any additional leases that are acquired by any one of the other Owners in the Athabasca region prior to December 6, 2009. Western is entitled to participate in all future expansions on Lease 13 and in the other oil sands opportunities with Shell and Chevron in respect of Shell's Other Athabasca leases, and within a defined area of mutual interest.

In respect of an ongoing delineation drilling program on Leases 88, 89, 90, 9 and the remainder of Lease 13, Western engaged Norwest to prepare volumetric estimates of recoverable bitumen associated with mining pits. GLJ used these geological and mining assessments to determine Contingent Resources as detailed in the GLJ Contingent Resource Report. Western will disclose reserves and resources on a project basis rather than lease by lease, as the mine plans straddle lease boundaries and contingent resources are related to a specific mine plan. Disclosure in this manner will also create alignment with regulatory permits and proposed mine plans.

As per the COGE Handbook, contingent resources are those quantities of oil and gas estimated on a given date to be potentially recoverable from known accumulations but are not currently economic. GLJ has categorized the potentially recoverable resources as contingent in view of ownership, regulatory applications and Owner commitment issues and not as a result of current economics. Western believes these contingent resources will be economic to develop in the future. Over time, with additional project development and financial commitment, Western would expect these contingent resources to be converted to reserves.

The GLJ best estimate of contingent resources (in addition to the reserves detailed above) on a total AOSP Joint Venture basis exceeds 4.4 billion barrels, of which Western's share would be 891 million barrels. All contingent resources are reported on a synthetic crude oil basis. This estimate of contingent resources is based on several key assumptions, namely, minimum bitumen by weight of seven per cent to total weight, minimum mining thickness of three metres and a range of total volume to bitumen in place (TV:BIP) of 12:1, consistent with regulated operating criteria, and up to a TV:BIP ratio of 16:1 as a high estimate. The upgrading yield assumptions are consistent with the reserve estimates.

The following table outlines the independently evaluated volume of contingent resources available for future expansion opportunities on each of the various projects that have been sanctioned by the AOSP or that are planned for subsequent development. The results of the GLJ Contingent Resource Report are detailed below.

-------------------------------------------------------------------------------------------------------------
WESTERN'S SHARE OF MINEABLE SYNTHETIC CRUDE OIL VOLUMES (mmbbls)
-------------------------------------------------------------------------------------------------------------
                                                                                      PROVED PLUS PROBABLE
                                                                                         RESERVES PLUS
                            CONTINGENT RESOURCES (1)              RESERVES            CONTINGENT RESOURCES
------------------------------------------------------- ---------------------------- ------------------------
                                                                      PROVED PLUS
PROJECT AREAS               LOW     BEST        HIGH       PROVED        PROBABLE           BEST        HIGH
------------------------------------------------------- ---------------------------- ------------------------
Muskeg River Mine (2)       188      228         291          275             309            537         600
Jackpine (3)                314      458         645          220             268            726         913
Pierre River (4,5)          102      205         306            -               -            205         306
------------------------------------------------------- ---------------------------- ------------------------
TOTAL                       604      891       1,242          495             577          1,468       1,819
------------------------------------------------------- ---------------------------- ------------------------

Notes:
(1) Contingent resources have been evaluated for Leases 13, 88, 89, 90 and 9. Categories of Low, Best and High are used as recommended in the COGE Handbook.

(2) Includes the west side of Lease 13, 90 and Sharkbite areas. Reserve status has been assigned only to the portion of Muskeg River Mine pit located to the east of Highway 63.

(3) Includes the east side of Lease 13 and Leases 88 and 89 and represents Expansions 1 through 3. Reserve status has only been assigned to part of the east side of Lease 13.

(4) Includes volumes only for Lease 9. Lease 17 was not included in this determination as core hole drilling to assess resource potential continues on this lease.

(5)  Represents Expansions 4 and 5.


In addition to the above, Western's view is that the Ells River Project could contain bitumen in place (with pay thickness of greater than 18 metres) suitable for in-situ development in excess of 7.4 billion barrels of original oil in place (approximately 1.5 billion barrels net to Western). Based on this estimate, production from the Ells River Project, combined with volumes from Western's in-situ project (in which the Company holds an average 64 per cent land interest), could support production in excess of 50,000 barrels per day net to Western.

These in-situ volumes, together with production associated with the recently announced future mineable expansions, would increase Western's total bitumen production to more than 200,000 barrels per day net to Western within the next 15 to 20 years. See "Forward-looking Information" and "Risks and Uncertainties".

LAND POSITION

During 2005, Shell purchased Leases 15, 309, 310, 351, 352, 631 and 632 at public land auctions held by the Alberta Government. These lands have not yet been evaluated through core-hole drilling and analysis. Pursuant to the Participation and AMI Agreement, Western has the right to participate to its 20 percent interest in the development of these leases. An extensive 2,500 core-hole drilling program over the next five years is planned to evaluate the resource potential of these additional leases.

In August 2006, Western exercised its option to participate to a 20 percent interest in Chevron's Ells River Project. The Ells River Project is located approximately 50 kilometers northwest of Fort McMurray in the Athabasca oil sands region. An evaluation program is planned on these leases during the 2006/2007 winter drilling program to further delineate the resource potential.

Western's undeveloped land position also includes in-situ leases acquired during 2005 and 2006 covering 21,000 gross acres, namely Leases 353, 442 and
472. Both Shell and Chevron have elected to participate to their 20 percent interest in Lease 353 pursuant to a separate agreement among the Owners and only Shell has elected to participate for a 33? percent interest in Leases 442 and 472. In the absence of specific agreements, the Participation and AMI Agreement provides that Owners are entitled to participate for an equal interest in leases acquired by the Owners in the Athabasca region.

Only a fraction of Western's undeveloped land position has been evaluated. The lands associated with Western's proved and probable reserves represent approximately 11 per cent of the more than 69,000 net acres of total undeveloped lands in which Western has the right to participate. As delineation of these lands continues, Western expects its reported resources and reserves to increase and will be updated accordingly

The following table summarizes the gross and net area associated with each of these Leases together with existing leases.

                                        GROSS         WESTERN        NET AREA TO
                                        AREA          INTEREST          WESTERN
                                       (ACRES)          (%)             (ACRES)
                                    --------------------------------------------
AOSP MINEABLE (EVALUATED)
     Lease 13                          48,216            20%             9,643
     Lease 88                          23,176            20%             4,635
     Lease 89                          14,763            20%             2,953
     Lease 90                          2,882             20%              576
     Lease 9                           14,895            20%             2,979
     Additional Leases (1)             8,010             20%             1,602
--------------------------------------------------------------------------------
                                      111,942             -              22,388
--------------------------------------------------------------------------------
ADDITIONAL MINEABLE LEASES (UNEVALUATED)
     Lease 15                          3,795             20%              759
     Lease 17                          21,507            20%             4,301
     Lease 351                         22,772            20%             4,554
     Lease 352                         16,447            20%             3,289
     Lease 631/632                     6,642             20%             1,328
     Lease 309                         11,386            20%             2,277
     Lease 310                         7,591             20%             1,518
--------------------------------------------------------------------------------
                                       90,140             -              18,026
--------------------------------------------------------------------------------
IN-SITU LEASES (UNEVALUATED)
     Lease 353 (Western)               8,223             60%             4,934
     Lease 442 (Western)               10,121            67%             6,747
     Lease 472 (Western)               3,163             67%             2,109
     Chevron Leases (2)                74,643            20%             14,929
--------------------------------------------------------------------------------
                                       96,150             -              28,719
--------------------------------------------------------------------------------
TOTAL                                 298,232             -              69,133
--------------------------------------------------------------------------------

Notes:
(1)  Includes Leases AT30, AT34, AT36, BT30 AND BT31.

(2)  Includes Leases 348,349,350,673,675.

IN-SITU PROJECTS


WESTERN IN-SITU PROJECT

During 2005, Western acquired Lease 353 and in 2006, acquired Leases 442 and 472 which are contiguous to Lease 353 in the Athabasca region. All of these leases are considered prospective for in-situ development. Taken together, these three leases bring the total acreage under leases which would be operated by Western to over 21,000 acres or nearly 14,000 acres net to Western. Western is currently executing a 2006/2007 winter core hole drilling program on these leases consisting of approximately 19 wells. See "Narrative Description of the Business - The Athabasca Oil Sands Project - Reserves, Resources and Land Position - Land Position".


ELLS RIVER PROJECT

Western holds a 20 percent interest in the Chevron operated Ells River Project. An evaluation program is planned for the 2006/2007 winter season. See
"Narrative Description of the Business - The Athabasca Oil Sands Project - Reserves, Resources and Land Position - Land Position".

Both of these in-situ developments are suitable for SAGD application, a technology utilizing injected steam to mobilize the bitumen source. As a precursor to development, these projects are proceeding with initial appraisal drilling during the winter of 2006/2007. To assist in the critical analysis of these opportunities and develop any Western led in-situ project, Mr. Graig Ritchie was hired during 2006 to lead this team. Mr. Ritchie was formerly with EnCana Corporation and Imperial Oil where he was involved in all aspects of production, engineering and market development.


DOWNSTREAM

Beyond Expansion 1, Western is independently pursuing its own downstream integration opportunity to maximize value from its growing oil sands resources and undeveloped acreage position. Western's overall objective with respect to this key strategic initiative is to reduce capital intensity and improve product realizations. Western intends to explore and pursue opportunities that will realize the full value of the Corporation's assets and future growth opportunities. These opportunities may be within or outside of Canada and will focus on North American demand. This may result in an acquisition or sale of assets, merger or other corporate transaction. Western's advisors, Goldman, Sachs & Co and TD Securities Inc., will be assisting in these activities which will involve contacting third parties. There can be no assurances that any of these activities will result in the consummation of an agreement or transaction or result in any change to Western's current ongoing business strategy.


THIRD PARTY FACILITIES

The Owners have entered into various contracts with certain third parties to construct, own and operate certain additional facilities required by the Project. Terasen Pipelines (Corridor) Inc. ("Terasen") constructed the dual Corridor pipeline system that connects the Mine to the Scotford Upgrader and the Scotford Upgrader to certain third party pipelines. Terasen was acquired in 2005 by Kinder Morgan, Inc. ("Kinder Morgan"). Kinder Morgan now operates this pipeline system directly. The Owners are severally responsible for the costs of transportation on the Corridor pipeline system, which is on a take or pay basis. As part of Expansion 1, Kinder Morgan is currently in the process of expanding the Corridor pipeline system which will include upgraded pump stations and a new 42 inch pipeline. Once completed, the new pipeline infrastructure will support the next several expansions of the AOSP.

ATCO built, owns and operates the cogeneration facility located on Lease 13 which provides power and steam for the Mine and Extraction Plant. ATCO also owns and operates the cogeneration facility constructed to provide electrical power to the Upgrader. The Owners are obligated to purchase power from ATCO under long-term contracts. ATCO has the ability to sell any excess power generated by the cogeneration facilities to the commercial power market.

ATCO Pipelines owns and operates the Muskeg River Gas Pipeline which provides natural gas supply to the Muskeg River Mine. The Owners are severally responsible for the costs of this pipeline.


MARKETING AND SALES

Shell Canada Products Limited takes delivery of vacuum gas oil at the Scotford Refinery, representing approximately one-third of the total Upgrader production, pursuant to a long term sales arrangement. Western sells approximately 12,000 barrels per day of vacuum gas oil to Shell Canada Products Limited under this arrangement representing its 20 percent share of such total sales. The remaining production from the Upgrader and any third party feedstocks currently form the basis of two streams of synthetic crude oil (one heavy and one light) other than the volume sold to Shell Canada Products Limited, Western sells all of its production volumes into the traditional North American markets.


KURDISTAN EXPLORATION PROJECT

Western, through its wholly-owned subsidiary, WesternZagros, negotiated the initial form of an EPSA with the Kurdistan Regional Government ("KRG"), subject to finalization of key terms and ratification by the KRG to comply with expected federal petroleum legislation. The EPSA provided for the exploration of conventional oil and gas in the Federal Region of Kurdistan in northern Iraq. WesternZagros continues to work towards ratification of an EPSA with the KRG which is expected to include the finalization of terms including its contract area and the corresponding work program commitments.


                         GENERAL CORPORATE INFORMATION


ROYALTIES

An initial royalty of 1% of the gross revenue on the bitumen produced is paid until the Owners have recovered 100% of the capital costs associated with the Mine and the Extraction Plant, including a return on capital. Such return is based on the monthly Canadian federal long-term bond rate. Subsequent thereto, the royalty will be the greater of 1% of the gross revenue on the bitumen produced and 25% of net bitumen revenue. Gross revenue is calculated based on the fair market value of the bitumen prior to upgrading. Net revenue is determined by deducting from gross revenue the aggregate of all allowable operating costs, interest expense and amortization of capital costs and any loss carry-forwards.


ENVIRONMENTAL CONSIDERATIONS

The key environmental issues and stakeholder concerns to be managed by the Owners in the development of the Mine are similar to those currently being managed by existing oil sands operators and communities and encompass the health of local and regional residents and Project employees, surface disturbance on the terrestrial ecosystem, effects on traditional land use and historical resources, local and regional air quality, water quality, health of the aquatic ecosystem in the Athabasca and Muskeg rivers and cumulative effects on wildlife populations and aquatic resources. The Owners have committed to both site-specific and regional monitoring programs that will track the effects of the Project and the cumulative effects of regional development on environmental components and ecosystems.

The Owners will operate the Project to achieve compliance with applicable statutes, regulations, codes, permit conditions and, to the extent practicable, government guidelines. Where the applicable laws are not clear or do not address all environmental concerns, management will apply appropriate internal standards and guidelines to address such concerns. In addition to complying with legislation and regulations and exercising due diligence, the Owners will strive to continuously improve the overall environmental performance of the operation and products while aspiring for short term and long term commercial success for the Project. Air quality is of particular importance to the Project, and has taken on greater significance with the federal government's ratification of the Kyoto agreement. As part of a Voluntary Climate Change Action Plan, the Joint Venture has substantially reduced emission targets for the Project. As it stands today, the Project is operating with emissions that are approximately 27 percent lower than the original case that was approved by the Alberta Energy and Utilities Board and a number of further initiatives are under development. This has been achieved through the addition of cogeneration units, the use of waste hydrogen from a neighbouring facility and a variety of process improvements. The Project's goal is to further reduce emissions by another 40 percent by 2010 through a combination of energy efficiency projects. To achieve this goal, the Owners are pursuing a multi-faceted plan, which includes energy conservation and efficiency projects, investigation of cleaner technology, the purchase of offsets and tree-planting offset programs.


INSURANCE

The Owners obtained insurance to protect against certain risks of loss during the construction of the Mine, the Extraction Plant and the Upgrader. The insurance policy (the "Policy") is typical for a project of this nature.

In addition, Western obtained, for its own account, $200 million of coverage under Section IV of the Policy which, throughout the period March 2000 through April 2004, covered certain costs, expenses and losses of revenue including (i) costs and expenses or loss of revenues arising from a delay in achieving the guaranteed production levels as set out in the feasibility study; (ii) costs and expenses incurred in connection with the modification, repair or replacement of equipment or material which are directly related to achieving the guaranteed production levels; (iii) escalation in Project costs beyond the budgeted Project costs which are directly related to achieving the guaranteed production levels; and (iv) debt servicing costs related to obligations incurred to finance any of (i), (ii) or (iii).

Western  has filed  insurance  claims  for the full $200  million  limit  under
Section IV of the Policy as a result of cost overrun and Project delay claims. Arbitration proceedings (the "Arbitration") have been initiated seeking payment of approximately $181 million together with interest and legal costs. A second arbitration seeking payment of $16.5 million from insurers who provided cost overrun and Project delay coverage pursuant to a separate policy is currently being held in abeyance. In addition, Western has commenced an action against the brokers involved in the placement of the Section IV Policy coverage which has been stayed pending the conclusion of the Arbitration.

Western has also received certain payments from insurers as a result of property damage and loss of profits claims relating to the January, 2003 fire. To date, Western has received $16.1 million from insurers in respect of claims relating to the fire and ensuing freeze damage. Those insurers who are also involved in the Arbitration with Western have withheld insurance proceeds payable to Western for damages related to the January 2003 fire and related freezing damage. See "Narrative Description of the Business - The Athabasca Oil Sands Project - Mining - Base Operations".

During 2005, the Joint Venture announced it had reached a settlement with the insurers on its loss of profits claim under Section III of the Policy. The final settlement amount totalled $220 million ($44 million net to Western), of which Western received $19.4 million. Amounts withheld are by those common insurers on Western's Section IV cost overrun and Project delay coverage under the Policy which, as discussed above, is currently in Arbitration.

The principal amount of Western's outstanding insurance claims is $244 million. There can be no assurance that Western will receive any or all of these outstanding amounts. The potential benefit of collection of insurance proceeds is not factored into Western's financing strategy. Should these proceeds, or part thereof be received, Western would conduct an appropriate analysis to determine where to best deploy the funds.

Western, together with its other Joint Venture Owners, have secured appropriate construction and delay and start-up insurance for Expansion 1. These policies will be in place until certain milestones are achieved once construction is complete. As operations commence with Expansion 1, Western will reassess its corporate insurance policies to ensure appropriate levels of coverage exist.

RISK MANAGEMENT ACTIVITY

Western has entered into various commodity pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in U.S. dollars with the objective of solidifying the Corporation's balance sheet in the years where significant capital expenditures are planned. Western no longer holds fixed price swap contracts but utilizes a combination of a series of put and call options in order to provide a floor West Texas Intermediate ("WTI") price yet maintain upside potential on a portion of the Corporation's base volumes should commodity prices continue to rise. As at January 1, 2007, the following positions are in place:

                                                  Period (calendar year)
                                             =================================
                                                2007       2008       2009
                                             ---------- ---------- ----------

Put options purchased (bbls/d)                 20,000     20,000     20,000
Avg. put strike price (US$/bbl)                 52.50      54.25      50.50

Call options sold (bbls/d)                     10,000     15,000     15,000
Avg. call strike price (US$/bbl)                92.50      94.25      90.50

GLJ has not  included  any effects of hedging  activities  in the GLJ  Reserves
Report.


TAX HORIZON

Western is currently not required to pay cash income taxes. Western estimates that cash income taxes will become payable within five to seven years, depending on commodity prices, foreign exchange rates, operating costs, interest rates, future annual taxable income levels, capital cost classification of the AOSP expansions and other business activities. Changes in these factors from estimates used by Western could result in Western paying income taxes earlier or later than expected.


EMPLOYEES

As at December 31, 2006, Western had 58 employees. Most of these employees are dedicated exclusively to the development of the reserve and resource base of the AOSP. Western significantly increased its internal organizational capabilities during 2006 with the addition of various senior technical staff for the in-situ business initiative as well as Western's conventional oil and gas initiative in Kurdistan. This expanded technical team gives Western the ability to make assessments of both the Shell and Chevron property rights, in addition to pursuing the purchase of undeveloped properties directly and offering reciprocal participation rights to Shell and Chevron.


                                DIVIDEND POLICY

No dividends have been paid on any shares of Western since the date of its incorporation. The Corporation currently intends to retain its earnings to finance the growth and development of its business and therefore it is not expected that dividends will be paid on the Common Shares in the immediate or foreseeable future. In addition, the credit agreement governing Western's bank facilities and the note indenture governing the Notes contain restrictions on the Corporation's ability to pay dividends or distributions of any kind. See "Credit Ratings".


                          DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Corporation includes an unlimited number of Common Shares, an unlimited number of Non-voting Convertible Class B Equity Shares ("Non-voting Convertible Equity Shares"), an unlimited number of Class C Preferred Shares ("Class C Shares") and an unlimited number of Class D Preferred Shares, issuable in series ("Class D Shares").

The following is a brief description of the attributes of the Corporation's Common Shares, Non-voting Convertible Equity Shares, Class C Shares and Class D Shares.


COMMON SHARES

The holders of Common Shares are entitled, subject to specified preferences in favour of holders of Class C Shares and Class D Shares, to dividends if, as and when declared by the directors and to one vote per share at meetings of the holders of Common Shares and, upon liquidation, subject to specified preferences in favour of holders of Class C Shares and Class D Shares, to share equally share for share with the Non-voting Convertible Equity Shares in the remaining assets of the Corporation.


NON-VOTING CONVERTIBLE EQUITY SHARES

The holders of Non-voting Convertible Equity Shares are entitled to dividends in parity with the Common Shares if, as and when declared by the directors and, upon liquidation, subject to specified preferences in favour of holders of Class C Shares and Class D Shares, to share equally share for share with the Common Shares in the remaining assets of the Corporation. Holders of Non-voting Convertible Shares are not entitled to receive notice of, attend or vote at any meetings of shareholders unless otherwise entitled pursuant to applicable laws.

Each Non-voting Convertible Equity Share shall entitle the holder to acquire (subject to adjustment), at no additional cost, one Common Share at 4:30 p.m. (Calgary time) (the "Acquisition Expiry Time") on the earlier of: (i) five (5) business days following the date upon which a receipt for a prospectus (the "Qualifying Prospectus") to be filed by Western with respect to the distribution of the Common Shares upon conversion of the Non-voting Convertible Equity Shares has been issued by the last of the securities commissions or similar regulatory authorities in the Province of Alberta and such other provinces of Canada in which the Corporation files such Qualifying Prospectus (based upon the residences of Canadian subscribers); and (ii) 12 months from the date of issuance of the Non-voting Convertible Equity Shares. Non-voting Convertible Equity Shares outstanding at the Acquisition Expiry Time shall be deemed to be converted by the holder, without any further action on the part of the holder, at the Acquisition Expiry Time. As at the date hereof, there are no outstanding securities of this class.

CLASS C SHARES

The Corporation is authorized to make one issuance of Class C Shares. The holders of Class C Shares shall not be entitled to receive notice of, attend or vote at any meetings of the shareholders of the Corporation unless otherwise entitled pursuant to applicable laws but shall be entitled to receive in respect of each calendar year, if, as and when declared by the directors, a non-cumulative preferential dividend in the amount (if any) declared by the directors. No dividends shall be declared or paid in any year on the Common Shares, Non-voting Convertible Equity Shares, Class D Shares or any other shares of the Corporation ranking junior to the Class C Shares from time to time with respect to the payment of dividends, unless all dividends which shall have been declared and which remain unpaid on the Class C Shares then issued and outstanding shall have been paid or provided for at the date of such declaration or payment. Upon liquidation, holders of Class C Shares shall be entitled to payment of an amount (subject to adjustment) equal to the amount or value of the consideration paid for such shares (the "Redemption Amount") in priority to the Common Shares, the Non-voting Convertible Equity Shares, the Class D Shares and any other shares ranking junior to the Class C Shares from time to time. The Class C Shares are redeemable by the Corporation or the holders of Class C for the Redemption Amount. As at the date hereof, there are no outstanding securities of this class.


CLASS D SHARES

The Class D Shares are entitled to receive notice of, attend and vote at any meetings of shareholders and are convertible into Common Shares, prior to redemption, on a one-for-one basis. The Class D Shares are redeemable by the Corporation at a price equal to their issue price plus a cumulative dividend of 12% per annum compounded semi-annually until January 1, 2007, from which date the dividend increases by 3% per quarter to a maximum of 24% per annum. As at the date hereof, there are no outstanding Class D Shares.

                             MARKET FOR SECURITIES

The Common Shares of the Corporation are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "WTO". The following table sets for the high, low and closing trading prices and the volume of Common Shares traded on the TSX for each monthly of the most recently completed financial year.

         MONTH        HIGH            LOW           CLOSING          VOLUME
---------------- ------------- --------------- --------------- ----------------
January               36.09          28.57           34.86         14,482,839
February              38.90          29.82           31.00         13,258,128
March                 34.39          30.59           32.39         13,322,284
April                 38.09          32.85           33.81         19,880,830
May                   36.25          29.50           30.78         24,814,811
June                  33.69          25.70           30.94         26,728,260
July                  31.60          24.50           25.96         25,993,181
August                30.40          24.60           29.50         40,370,355
September             30.55          25.71           28.60         59,495,169
October               29.95          24.47           28.95         35,429,462
November              32.45          27.17           31.85         18,225,089
December              34.00          30.23           32.71          8,290,068

                                 CREDIT RATINGS

On April 23, 2002, Western completed a private placement offering of US$450 million senior secured Notes. The Notes bear interest at 8.375% per annum, payable on May 1 and November 1 of each year, beginning on November 1, 2002 and mature on May 1, 2012. Western's Notes are currently rated by two separate agencies, Standard and Poors ("S&P") and Moody's Investor Service ("Moody's"). Please refer to the table below for the respective ratings assigned to the Notes.

-------------------------------------------------------------------------------
           TYPE OF SECURITY                     S&P                MOODY'S
-------------------------------------------------------------------------------
US$450 Million Senior Secured Notes             BBB-                 Ba3
-------------------------------------------------------------------------------

S&P Rating Definition - Western's Notes previously were assigned a rating of BB+ but were upgraded to BBB- on December 27, 2006. Obligations rated BBB- or higher are generally considered "Investment Grade" under the S&P rating system. This implies that adequate protection parameters exist on the credit issue. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Ratings below this threshold are regarded as having significant speculative characteristics. An obligation rated BB is less vulnerable to non-payment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. The (-) sign is added to show relative standing within the major rating categories. The corporate rating assigned to Western is BB+ with a stable outlook which indicates that the current rating implies Western will be able to manage its capital spending commitments an maintain debt levels within its current credit profile.

Moody's Rating Definition - Moody's long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honoured as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default. Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk. Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Investment grade under the Moody's rating system would be Baa3 and higher. Moody's has assigned a Ba2 corporate rating to Western.

A security rating is not a  recommendation  to buy, sell or hold securities and
may  be  subject  to  revision  or   withdrawal  at  any  time  by  the  rating
organization.


                        DIRECTORS AND EXECUTIVE OFFICERS

The following table lists the names of the directors and executive officers of Western as at the date hereof, their municipalities of residence, positions and offices with Western and principal occupations during the preceding five years:

    NAME AND MUNICIPALITY OF     PRESENT POSITION    PRINCIPAL OCCUPATION DURING THE LAST        DIRECTOR SINCE
           RESIDENCE                AND OFFICE                    FIVE YEARS
-------------------------------  ----------------  ------------------------------------------ --------------------
DIRECTORS
David J. Boone(4)(5)             Director          President   of  Escavar   Energy  Inc.,  a       May 2005
Calgary, Alberta; Canada                           private  oil  and gas  corporation,  since
                                                   2003.    Prior    to    2003,    Executive
                                                   Vice-President  of EnCana  Corporation and
                                                   President  of  the  EnCana   Corporation's
                                                   Offshore and International  Operations and
                                                   Executive    Vice-President    and   Chief
                                                   Operating  Officer of PanCanadian  Energy.
                                                   Prior to  2001,  various  executive  roles
                                                   with  Imperial Oil Limited,  an integrated
                                                   oil and gas company.

Geoffrey A. Cumming(3)(5)        Lead Director     Managing    Director   of   Zeus   Capital     October 1999
Auckland, New Zealand                              Limited,  a private New Zealand investment
                                                   corporation,     since     March     2003.
                                                   Vice-Chairman  of Gardiner  Group  Capital
                                                   Limited,  a  private  Canadian  investment
                                                   corporation,  to June  2003  and  prior to
                                                   July  2002,  Chief  Executive  Officer  of
                                                   Gardiner Group Capital Limited.

Fred Dyment((1))(2)(8)           Director          Independent    businessman.     Formerly,      January 2007
Calgary, Alberta                                   Chief  Executive  Officer  of Ranger  Oil
                                                   Limited   (sold   to   Canadian    Natural
                                                   Resources    Limited    in   2000)    with
                                                   increasingly    senior   positions   prior
                                                   thereto,    including    Chief   Financial
                                                   Officer. Currently serving on the board of
                                                   a number of public corporations.

James C. Houck                   President, Chief  President and Chief  Executive  Officer of       May 2005
Calgary, Alberta; Canada         Executive         the   Corporation    since   April   2005.
                                 Officer and       Previously   principal   of    FrontStreet
                                 Director          Partners,    a   private   United   States
                                                   investment firm, since 2003.  President of
                                                   ChevronTexaco's    Worldwide   Power   and
                                                   Gasification   Inc.  from  1998  to  2003.
                                                   President     of    Texaco     Development
                                                   Corporation from 1996 to 2001.

    NAME AND MUNICIPALITY OF     PRESENT POSITION    PRINCIPAL OCCUPATION DURING THE LAST        DIRECTOR SINCE
           RESIDENCE                AND OFFICE                    FIVE YEARS
-------------------------------  ----------------  ------------------------------------------ --------------------
Oyvind Hushovd(1)(2)(3)          Director          Chairman  and Chief  Executive  Officer of     December 2003
Kristiansand, Norway                               Gabriel    Resources    Ltd.,   a   mining
                                                   corporation,   from   March  2003  to  May
                                                   2005.   President   and  Chief   Executive
                                                   Officer  of  Falconbridge  Ltd.,  a mining
                                                   corporation, from 1996 to February 2002.

John W. Lill(2)(4)               Director          Executive   Vice   President   and   Chief     December 2003
Toronto, Ontario; Canada                           Operating Officer of Dynatec  Corporation,
                                                   a mining corporation, since November 2003.
                                                   President  and  Chief  Operating   Officer
                                                   (Base Metals) with BHP Billiton,  a mining
                                                   corporation,  from  2001 to 2003 and Chief
                                                   Operating   Officer   (Copper)   with  BHP
                                                   Billiton  from 2000 to 2001.  From 1998 to
                                                   2001, Vice President of Mining  Operations
                                                   for Rio Algom Ltd., a mining corporation.

Randall Oliphant(1)(5)           Director          Chairman  and Chief  Executive  Officer of     February 2005
Toronto, Ontario; Canada                           Rockcliff   Group   Limited,   a   private
                                                   company  investing  mainly  in the  mining
                                                   sector, since 2003. Prior thereto,  served
                                                   in  various  senior   financial  roles  in
                                                   Barrick Gold  Corporation  culminating  in
                                                   appointment as Chief Executive  Officer in
                                                   1999 until 2003.

Robert G. Puchniak(1)            Director          Executive   Vice   President   and   Chief     October 1999
Winnipeg, Manitoba; Canada                         Financial  Officer of James  Richardson  &
                                                   Sons,  Limited ("James  Richardson") since
                                                   March      2001.       Prior      thereto,
                                                   Vice-President,  Finance  and  Investment,
                                                   James Richardson since 1996.

Guy J. Turcotte(7)               Chairman and      Chairman  of  the  Board  of   Directors.        July 1999
Calgary, Alberta; Canada         Director          Prior to April 2005,  President and Chief
                                                   Executive  Officer of  Western  from July
                                                   1999.  Also,  Chairman  of  Fort  Chicago
                                                   Energy  Partners,  L.P.  since  September
                                                   1997 and Chief  Executive  Officer  until
                                                   December 2002.

Mac H. Van Wielingen(3)(6)       Director          Co-Chairman      of     ARC      Financial     December 1999
Calgary, Alberta; Canada                           Corporation ("ARC"),  a private investment
                                                   management  company  focused on the energy
                                                   sector,  and Chairman of ARC Energy Trust.
                                                   Previously, Chief Executive Officer of ARC
                                                   from 1989 until June 2000.

OFFICERS WHO ARE NOT DIRECTORS

Steve Reynish                    Executive         Executive    Vice-President    and   Chief          --
Calgary, Alberta; Canada         Vice-President    Operating   Officer   of   Western   since
                                                   and Chief January 1, 2006;  prior thereto,
                                                   Senior  Operating  Officer Vice  President
                                                   Mining Operations  including secondment to
                                                   Albian  Sands  Energy  as Chief  Operating
                                                   Officer since 2002

    NAME AND MUNICIPALITY OF     PRESENT POSITION    PRINCIPAL OCCUPATION DURING THE LAST        DIRECTOR SINCE
           RESIDENCE                AND OFFICE                    FIVE YEARS
-------------------------------  ----------------  ------------------------------------------ --------------------
David A. Dyck                    Senior            Vice-President,    Finance    and    Chief          --
Calgary, Alberta; Canada         Vice-President,   Financial   Officer   of   Western   since
                                 Finance           and April 2000; prior thereto, Senior Vice
                                 Chief Officer     Financial President Finance & Administra-
                                                   tion and Chief Financial Officer of Summit
                                                   Resources    Limited    ("Summit")   since
                                                   September 1998; Vice President Finance and
                                                   Chief  Financial  Officer  of Summit  from
                                                   October 1996 to September 1998.

Joanne L. Alexander (9)          Corporate         Vice   President,   General   Counsel  and          --
Calgary, Alberta; Canada         Secretary         Corporate  Secretary  of  the  Corporation
                                                   since January 2007.  Prior thereto General
                                                   Manager,    Stakeholder   Engagement   and
                                                   Regulatory   Affairs   at   ConocoPhillips
                                                   Canada from April 2006 to January 2007 and
                                                   prior  thereto Vice  President,  Legal and
                                                   Corporate    Secretary    of    Burlington
                                                   Resources Canada Ltd. since May 2000.

NOTES:
(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.
(3)  Member of the Governance Committee.
(4)  Member of the Health, Safety and Environment Committee.
(5)  Member of the Reserves and Business Risk Committee.
(6) Mr. Van Wielingen was a director of Gauntlet Energy Corporation ("Gauntlet") from September 1999 to December 2003. On June 17, 2003, an order was granted under the Companies Creditors Arrangement Act which provided creditor protection to Gauntlet to develop a financial restructuring plan that was approved by its creditors.
(7) On May 10 1998, Mr. Turcotte resigned as a director of Chauvco International Ltd. ("Chauvco"). On January 26, 1999, a bankruptcy receiving order was granted by the Alberta Court of Queen's Bench against Chauvco and it was subsequently ceased traded for failing to file financial statements and other related documents.
(8)  Appointed to the Board and Committees effective January 1, 2007.
(9) Charles W. Berard resigned as Corporate Secretary in connection with the appointment of Ms. Alexander.


Each director holds office until the next annual meeting of shareholders of the Corporation or until their successors are duly elected or appointed.

As at February 21, 2007, the directors and officers of the Corporation, together with their respective spouses, children or corporations controlled by them own or control, directly or indirectly, an aggregate of 3,486,578 Common Shares or approximately 2% of the issued and outstanding voting securities of the Corporation. Not included in the amount above is 5,138,581 Common shares owned by Turcotte Family Holdings Ltd. ("Turcotte Holdings"). Mr. Turcotte is a discretionary beneficiary under a family trust that exercises voting control over Turcotte Holdings. Mr. Turcotte does not own, directly or indirectly, or exercise control or direction over any voting shares of Turcotte Holdings.

Investors should be aware that some of the directors and officers of the Corporation are directors and officers of other private and public companies. Some of these private and public companies may, from time to time, be involved in business transactions, banking relationships or relationships with companies that have competing businesses which may create situations in which conflicts might arise. Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the BUSINESS CORPORATIONS ACT (Alberta), including the duty of such directors and officers to act honestly and in good faith with a view to the best interests of the Corporation.

                                AUDIT COMMITTEE


COMPOSITION AND QUALIFICATIONS

The Audit Committee consists of four outside independent directors: Robert G. Puchniak (Chair), Randall Oliphant, Oyvind Hushovd and Fred Dyment all of whom are financially literate. Mr. Dyment was appointed to the Audit Committee commensurate with his appointment to the Board of Directors on January 1, 2007.

In considering criteria for the determination of financial literacy, the Board of Directors looks at the ability to read and understand a balance sheet, an income statement and a cash flow statement of a public company.

The Board of Directors reviews committee membership periodically to ensure appropriate utilization of expertise, experience and time of the Corporation's directors. Changes to committee membership occur from time to time as a result of this assessment.

The following is a brief description of the education and experience of each of the members of the Audit Committee:

ROBERT G. PUCHNIAK, CHAIRMAN AND INDEPENDENT DIRECTOR

Mr. Puchniak was appointed Executive Vice-President and Chief Financial Officer of James Richardson & Sons, Limited, an investment and holding corporation, in March 2001 and prior thereto was Vice-President, Finance and Investment with James Richardson & Sons, Limited since November 1996. Mr. Puchniak was President and Chief Executive Officer of Tundra Oil & Gas Limited, a private oil and gas corporation, from January 1989 to April 2003. Mr. Puchniak has also held positions with Gendis Inc. and Richardson Securities Limited. Mr. Puchniak is a director of a number of public and private corporations including James Richardson International Limited, Tundra Oil and Gas Ltd., Opti Canada Inc., Trident Resources Corp, Petrobank Energy and Resources Ltd., Richardson Partners Financial Holdings Limited, Strad Energy Services Ltd and Lombard Realty Limited. Past involvements include Director, Moffat Communications Limited, Terraquest Energy Corporation and Richland Petroleum Corporation; Chairman, Manitoba Teachers' Retirement Fund; Chairman, Council of Examiners, Institute of Chartered Financial Analysts; and President, Winnipeg Society of Financial Analysts. Mr. Puchniak holds a Bachelor of Commerce (Honours) degree from the University of Manitoba and was awarded the University Gold Medal for his achievements. He earned a Chartered Financial Analyst designation in 1975. Mr. Puchniak has been determined to be an "Audit Committee financial expert".

RANDALL OLIPHANT, INDEPENDENT DIRECTOR

Mr. Randall Oliphant is the Chairman and Chief Executive Officer of Rockcliff Group Limited, a private corporation actively involved in the strategic planning and corporate development of its investee companies, principally in the mining sector. He is on the Advisory Board of Metalmark Capital LLC (formerly Morgan Stanley Capital Partners) and serves on the Boards of a number of public, private companies and not-for-profit organizations. Until 2003, he was the President and Chief Executive Officer of Barrick Gold Corporation, and served in senior financial positions since joining the company in 1987 prior to being appointed Chief Executive Officer in 1999. Mr. Oliphant holds a Bachelor of Commerce Degree from the University of Toronto and is a Chartered
Accountant. Mr. Oliphant has been determined to be an "Audit Committee financial expert".

OYVIND HUSHOVD, INDEPENDENT DIRECTOR

Mr. Oyvind Hushovd was the Chairman and Chief Executive Officer of Gabriel Resources Ltd., a public mining corporation, from March 2003 to May 2005. Prior to that, he was the President and Chief Executive Officer of Falconbridge Ltd., a public mining corporation, from 1996 to February 2002. Mr. Hushovd holds a Masters of Economics and Business Administration from the Norwegian School of Business, Bergen and a Master of Law from the University of Oslo. Mr. Hushovd has been determined to be an "Audit Committee financial expert"

FRED DYMENT, INDEPENDENT DIRECTOR

Mr. Dyment is currently is an independent businessman and serves on the Board of Directors of Tesco Corporation and ZCL Composites Inc., two leading design, manufacture and service companies. In addition, Mr. Dyment is a director of ARC Energy Trust and Transglobe Energy Corporation. Previously, he spent the bulk of his career at Ranger Oil Limited holding the positions of Controller, Vice President Finance, Chief Financial Officer and finally Chief Executive Officer. After Ranger Oil Limited was sold to Canadian Natural Resources in 2000, he served as CEO of Maxx Petroleum Company from 2000 to 2001. Mr. Dyment also served as Governor of the Canadian Association of Petroleum Producers (CAPP) from 1995 - 1997. He holds a Chartered Accountant designation. Mr. Dyment has been determined to be an "Audit Committee financial expert"


RESPONSIBILITIES AND TERMS OF REFERENCE

The following is a summary of the key roles and responsibilities of the Audit Committee. Full particulars are set out in the Audit Committee Charter which is attached as Appendix C hereto.

The Audit Committee approves Western's interim unaudited consolidated financial statements, press releases and reviews the annual audited consolidated financial statements and certain corporate disclosure documents including the annual information form, management's discussion and analysis, offering documents including all prospectuses and other offering memoranda before they are approved by the Board. The Committee reviews and makes a recommendation to the Board in respect of the appointment of the external auditor and it monitors accounting, financial reporting, control and audit functions. The Audit Committee meets to discuss and review the audit plans of the external auditors and is directly responsible for overseeing the work of the external auditor with respect to the preparing or issuing of the auditor's report or the performance of other audit, review or attest services including the resolution of disagreements between management and the external auditor regarding financial reporting. The Committee questions the external auditor independently of management and reviews a written statement of the external auditors' independence based on the criteria found in the recommendations of the Canadian Institute of Chartered Accountants. The Committee considers and makes a recommendation to the Board as to the compensation of the external auditor and ensures that fees paid to the external auditor for audit and non-audit services are publicly disclosed. The Committee must be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from its financial statements and it periodically assesses the adequacy of those procedures. In addition, it reviews the internal control procedures to determine their effectiveness to ensure compliance with applicable legal requirements, regulatory requirements and Western's policies. The Audit Committee reviews the controls in place with respect to officers' expenses and perquisites, reviews insurance coverage for significant business risks and uncertainties and reviews material litigation and its impact on financial reporting. The Committee has established procedures for dealing with complaints, submissions or concerns on an anonymous and confidential basis which come to its attention with respect to accounting, internal accounting controls or audit matters.

AUDITOR SERVICE FEES

PricewaterhouseCoopers LLP has served as the auditors of Western since its incorporation. The following table summarizes the total fees paid to PricewaterhouseCoopers LLP for the years ended December 31, 2006 and December 31, 2005

                                             2006(1)                  2005
                                             -------                  ----
         Audit Fees                       $296,529(2)            $146,396(4)
         Tax Fees                           Nil(3)                 $133,108
------------------------------------------------------------------------------
         TOTAL                             $296,529                $279,504

Notes:
(1)  Paid or estimated to be payable for 2006 services.
(2) Includes $160,000 related to initial year of compliance with Sarbanes Oxley legislation.
(3) Western engaged independent tax advisors to address taxation matters during 2006.
(4)  Includes audit fees relating to 2004 of approximately $38,000.

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation's annual financial statements, services provided in connection with statutory and regulatory filings and for costs related to professional services rendered by the auditors for the audit of the Corporation's internal control over financial reporting. Tax fees were paid for tax advice and assistance with tax audits.

All permissible categories of non-audit services require pre-approval from the Audit Committee.

                            RISKS AND UNCERTAINTIES

The Corporation is exposed to a number of risks and uncertainties relating to its operations. The following is a listing of the material risks that affect or may affect Western's stated business initiatives, however it is not meant to be exhaustive.

THE PRICE OF CRUDE OIL AND NATURAL GAS MAY FLUCTUATE AND NEGATIVELY IMPACT FINANCIAL RESULTS.

Western's financial results are dependent upon the prevailing price of crude oil and natural gas. Oil and natural gas prices fluctuate significantly in response to global and regional supply and demand factors beyond Western's control. Worldwide economic growth, political developments, especially in the Middle East, compliance or non-compliance with quotas imposed upon members of the Organization of Petroleum Exporting Countries and weather, among other things, can affect world oil supply and demand and oil prices. Natural gas prices realized by Western are primarily affected by North American supply and demand and by prices of alternative sources of energy.

As a result of the relatively higher operating costs of the Project compared to some conventional crude oil production operations, Western's operating margin is more sensitive to oil prices than that of some conventional crude oil producers.

Any prolonged period of low oil prices could result in a decision by the Owners to suspend or reduce production. Any such suspension or reduction of production would result in a corresponding substantial decrease in Western's revenues and earnings and could expose Western to significant additional expense as a result of certain long-term contracts. If the Owners did not decide to suspend or reduce production, the sale of product at reduced prices would lower revenues.

In addition, because natural gas comprises a substantial part of Western's operating costs, any prolonged period of high natural gas prices will negatively impact Western's financial results.

HEDGING ACTIVITIES COULD RESULT IN LOSSES OR LIMIT THE BENEFIT OF CERTAIN COMMODITY PRICE INCREASES.

The nature of Western's operations results in exposure to fluctuations in commodity prices. Western has initiated a hedging program to use financial instruments to hedge its exposure to these risks. When engaging in hedging Western will be exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. From time to time Western may enter into additional hedging activities in an effort to mitigate the potential impact of declining oil prices. These activities may consist of, but may not be limited to:

     o buying a price floor under which Western will receive a minimum price for its oil production;

     o buying a collar under which Western will receive a price within a specified range for its oil production;

     o   entering into fixed priced swap contracts for oil production; and

     o entering into a contract to fix the differential between the price for Western's outputs and either the West Texas Intermediate or the Edmonton Par crude oil pricing benchmarks.

If product prices increase above those levels specified in any future hedging agreements, Western could lose the cost of floors or ceilings or a fixed price could limit Western from receiving the full benefit of commodity price increases. In addition, by entering into these hedging activities, Western may suffer financial loss if it is unable to produce sufficient quantities of oil or have sufficient cash flow to fulfil its obligations.

Western may hedge its exposure to the costs of various inputs to the Project, such as natural gas or feedstocks. If the prices of these inputs falls below the levels specified in any future hedging agreements, Western could lose the cost of ceilings or a fixed price could limit Western from receiving the full benefit of commodity price decreases.

FLUCTUATIONS IN THE US AND CANADIAN DOLLAR EXCHANGE RATE MAY CAUSE WESTERN'S OPERATING COSTS AND CAPITAL COSTS RELATING TO AOSP EXPANSION 1 TO RISE.

Crude oil prices are generally based on a US dollar market price, while Western's operating costs are primarily denominated in Canadian dollars. Adverse fluctuations in the US and Canadian dollar exchange rate may cause Western's operating costs to rise in relation to Western's revenues. Western undertakes certain hedging activities against currency fluctuations. There can be no assurance that current activities or more expansive hedging programs in the future that Western may adopt are or would be successful.

Secondly, a portion of the capital costs associated with AOSP Expansion 1 will be denominated in US dollars. Capital costs may rise when converted to Canadian dollars should the Canadian dollar weaken against that of the US dollar.

WESTERN MAY EXPERIENCE PRICING PRESSURE ON ITS SHARE OF THE PROJECT'S SYNTHETIC CRUDE OIL PRODUCTION DUE TO OVERSUPPLY AND COMPETITION.

Western sells its share of synthetic crude oil production to refineries in North America. These sales compete with the sales of both synthetic and conventional crude oil. There exist other suppliers of synthetic crude oil and there are several additional projects being contemplated. If undertaken and completed, these projects will result in a significant increase in the supply of synthetic crude oil to the market. In addition, not all refineries are able to process or refine synthetic crude oil. There can be no assurance that sufficient market demand will exist at all times to absorb Western's share of the Project's synthetic crude oil production. In addition the differential to West Texas Intermediate for certain product streams can vary dramatically and can have a material impact on Western's revenues.

WESTERN COMPETES WITH LARGER COMPANIES AND ALTERNATIVE FUELS WHEN IT SELLS ITS SHARE OF THE PROJECT'S PRODUCTION.

The Canadian and international petroleum industry is highly competitive in all aspects, including the distribution and marketing of petroleum products. Western competes with established oil sands operators which have established operating histories and greater financial and other resources than Western. In addition, Western competes with other producers of synthetic crude oil blends and producers of conventional crude oil, including Shell and Chevron, some of whom may have lower operating costs and may have proprietary downstream assets. The crude oil industry also competes with other industries and alternative energy sources in supplying energy, fuel and related products to consumers.

THE MINE, EXTRACTION PLANT AND UPGRADER MAY NOT PERFORM AS PLANNED.

The Project may encounter interruptions in production or additional costs due to many factors, including:

     o   breakdown or failure of equipment or processes;

     o   design errors;
     o   operator errors;
     o   violation of permit requirements;
     o   disruption in the supply of energy; and
     o   catastrophic events such as fire, earthquake, storms or explosions.

The Project consists of multiple facilities, all of which must be run on an integrated and co-ordinated basis. There can be no assurance that each component will continuously operate as designed or expected or that the necessary levels of integration and co-ordination will continuously be achieved. There can be no assurance that all components of the mining and extraction facility will continue to perform as expected or that the costs to operate this facility will not be significantly higher than expected.

Processing of bitumen ore is dependant on ore quality. As the mining operator mines the pit, mixing techniques are employed to produce a consistent bituminous sand from the mine to manage ore quality and optimize throughput at the mine site. There can be no assurances that future ore qualities will remain at current levels which could potentially result in lower throughput and higher costs.

THIRD-PARTY FACILITIES MAY NOT OPERATE AS PLANNED.

The Project depends upon successful operation of facilities owned and operated by third parties. The Owners are party to certain agreements with third parties to provide for, among other things, the following services and utilities:

     o pipeline transportation to be provided through the Corridor pipeline system;
     o electricity and steam to be provided to the Mine and the Extraction Plant from the Muskeg River cogeneration facility;
     o transportation of natural gas to the Muskeg River cogeneration facility by the ATCO pipeline;
     o   hydrogen to be provided to the Upgrader from the HMU and Dow; and
     o electricity and steam to be provided to the Upgrader from the Upgrader cogeneration facility.

For the Mine and Extraction Plant, electricity and steam is provided by the Muskeg River cogeneration facility. If the Muskeg River cogeneration facility fails to continuously operate in the manner designed, there can be no assurance that the Owners will be able to obtain alternative sources of electricity on a timely basis, at prices acceptable to Western, or at all. If the cogeneration facility does not continuously provide the required steam, it is unlikely that other sources of steam could be acquired on a timely basis, at prices acceptable to Western, or at all.

For the Upgrader, the electricity and steam is provided by the Upgrader cogeneration facility. There can be no assurance that, in the event the Upgrader cogeneration facility fails to continuously operate in the manner designed, the Owners will be able to secure alternative sources of electricity and steam on a timely basis, at prices acceptable to Western, or at all.

The HMU is designed to produce approximately 75% of the Upgrader's hydrogen requirements, with the remainder to be provided by Dow. If the HMU fails to perform continuously as designed or Dow fails to deliver pursuant to its contract, respectively, there can be no assurance that the Project will be able to obtain its hydrogen requirements on a timely basis, at prices acceptable to Western, or at all.

The Project relies on transportation of bitumen and Upgrader output from a pipeline system owned and operated by Kinder Morgan. If the Corridor pipeline system is unavailable for any reason, Western will have to find alternatives to the Corridor pipeline system which may not be available on a timely basis, at prices acceptable to Western, or at all.

Under the terms of certain third-party agreements, the Owners are committed to pay for utilities and services on a long-term "take-or-pay" basis, regardless of the extent that such utilities and services are actually used. In addition, under the terms of the agreement with Kinder Morgan, Western must make scheduled payments to them even if the Corridor pipeline system has diminished capacity or is unavailable. If, due to Project delays, suspensions, shut-downs or other reasons, the Owners fail to meet their commitments under these long-term agreements, the Owners may incur substantial costs and may, in some circumstances, be obligated to purchase the facilities constructed by the third parties to provide the services and utilities for a purchase price in excess of the fair market value of the facilities. There can be no assurance that Western will have sufficient funds to satisfy these obligations.

Most of the contracts with third-party operators do not contain provisions for the payment of liquidated damages. Accordingly, if certain of the third-party facilities do not operate as planned, Western will not have a direct financial claim against the third-party operators.

IF WESTERN PARTICIPATES IN CERTAIN EXPANSIONS, THOSE EXPANSIONS WILL BE SUBJECT TO MANY OF THE SAME RISKS AS THE PROJECT.

Western may participate in expansions on remaining areas of Lease 13 in addition to Shell's Other Athabasca Leases and the AMI Leases. The Owners are evaluating potential long-term development opportunities relating to resources contained within Lease 13 and Shell's Other Athabasca Leases and the AMI Leases. If Western were to participate in any expansion, Western will require additional financing in order to fund its share of costs associated with an expansion. Additionally, Western's participation in expansions will be subject to many of the same risks as the Project.

STATUS OF THE FIRST EXPANSION OF THE ATHABASCA OIL SAND PROJECT.

Expansion 1 will be entering the construction stage. Western's share of the total costs to construct the Expansion 1 has been estimated at $2.2 billion. There is a risk that the Expansion 1 will not be completed on time or on budget or at all. Additionally, there is a risk that Expansion 1 may experience delays, result in interruption of existing mineable operations or increased costs due to many factors, including, without limitation:

     o   inability to attract sufficient numbers of qualified workers;
     o   breakdown or failure of equipment or processes;
     o construction performance falling below expected levels of output or efficiency;
     o   changes in scope;
     o shortages of, or delays in obtaining equipment, construction materials or services;
     o   increases in materials or labour costs;
     o   contractor or operator errors;
     o   non-performance by, or financial failure of, third party contractors;
     o   disruption or delays in availability of transportation services;
     o   delays in obtaining, or conditions imposed by, regulatory approvals;
     o   design errors;
     o   errors in construction
     o   start-up and commissioning;

     o   labour disputes, disruptions or declines in productivity;
     o   adverse weather conditions affecting construction or transportation;
     o   transportation or construction accidents;
     o   unforeseen site surface or subsurface conditions;
     o   violation of permit requirements;
     o   disruption in the supply of energy; and
     o   catastrophic events such as fires, earthquakes, storms or explosions.

Given the stage of development of the Expansion 1, various changes may be made prior to the Owners completing the Expansion 1. Based upon current scheduling, full start-up of Expansion 1 is expected in late 2010. There can be no assurances that the current construction schedules will continue as planned without any delays or on budget. Any such delays will likely increase the costs of the Expansion Project and may require additional financing.

IF WESTERN DOES NOT PARTICIPATE IN CERTAIN EXPANSIONS, WESTERN WILL LOSE VOTING OR SIGNIFICANT EXPANSION RIGHTS.

If Western does not participate in certain future expansions, some of Western's voting interests will be diluted and Western's consent will no longer be required for extraordinary resolutions of the Executive Committee. In addition, if Western does not participate in an expansion on Shell's Other Athabasca Leases, or if Western no longer has an ownership interest in each functional unit comprising the Project, Western will lose its right to participate in any further expansions on Shell's Other Athabasca Leases and will lose any rights to participate in an area of mutual interest with the other Owners. Shell and Chevron, have significantly greater capital resources than that of Western. If the other Owners decide to undertake expansions, there can be no assurance that Western will be able to fund its share of the expansion. Western's participation in any expansion would be subject to numerous conditions, including Western's satisfaction with feasibility studies and Western's access to the necessary capital resources.

UPGRADING CAPACITY BEYOND THE EXPANSION 1 HAS NOT BEEN SECURED.

Expansions beyond Expansion 1 will not include a joint upgrading solution therefore management continues to pursue alternate downstream solutions for future volumes beyond Expansion 1. However, there can be no assurance that a downstream solution can be found in time to process additional volumes from the future planned expansions. This could result in significantly lower realized prices from selling bitumen rather than a synthetic crude blend as planned. Additional capital funding and a commitment of management resources will be required to identify, develop and implement a downstream solution.

Western has engaged third party advisors to assist in these activities which will involve contacting third parties. This may result in an acquisition or sale of assets, merger or other corporate transaction. There can be no assurances that any of these activities will result in the consummation of an agreement or transaction or result in any change to Western's current ongoing business strategy.

COMPETITION FOR LABOUR AND MATERIALS.

With the expansion of the industry and the impact of new entrants to the business, risks in the form of availability/competition for skilled labour and materials supply continue to build. There are other oil sands projects currently under construction and significant expansions have been announced by other oil sands developers. Western anticipates that some of these projects and expansions will proceed in the same time frame as its proposed expansions. This means Western will compete with these other projects for equipment, supplies, services, and labour in this environment which could result in increased costs, shortages of goods and services that delay progress, or both. In addition participation in expansions will significantly increase the demands on Western's management and administrative resources. Western may not be able to effectively manage the expansions, and any failure to do so could have a material adverse effect on Western's business, financial condition or results of operations.

WESTERN MAY NOT BE ABLE TO EFFECTIVELY MANAGE ITS GROWTH.

The Joint Venture Agreement permits participation in certain expansion opportunities. Participation in any expansion opportunities would significantly increase the demands on Western's management resources. Western may not be able to effectively manage these expansions, and any failure to do so could have a material adverse effect on Western's business, financial condition or results of operations.

EXPANSIONS MAY NOT PROCEED AS PLANNED.

The expansion strategy and configuration currently envisioned may not proceed as planned with respect to scope, timing and execution. This may directly impact the volume, quality and timing of producing marketable products.

SHELL AND CHEVRON MAY NOT AGREE WITH WESTERN ON MATTERS RELATED TO THE PROJECT INCLUDING EXPANSION 1.

The Project including Expansion 1 is a joint venture among Shell, Chevron and Western. Future plans, including decisions related to levels of production, will depend on agreement among the Owners and will depend on the financial strength and views of Shell and Chevron. There can be no assurance that the Owners will agree on all matters relating to the Project.

Under the Joint Venture Agreement, ordinary resolutions of the Executive Committee may be passed without Western's consent and there can be no assurance that such resolutions may not adversely affect Western.

In addition, if Western's voting interest in any functional unit falls below 15%, Western's consent will not be required for an extraordinary resolution of the Executive Committee relating to that functional unit and such resolutions may adversely affect Western.

SHELL AND CHEVRON MAY NOT MEET THEIR OBLIGATIONS TO THE PROJECT OR EXPANSION 1.

Western is subject to the risk of non-payment by Shell or Chevron in meeting their payment obligations to the Project including Expansion 1. To the extent any Owner does not meet its obligations to fund its costs in respect of the Joint Venture Agreement and related agreements, Western, together with any other performing Owners, would be required to fund certain of those obligations.

IF WESTERN DEFAULTS ON ITS OBLIGATIONS UNDER THE JOINT VENTURE AGREEMENT, SHELL AND CHEVRON WILL HAVE THE RIGHT TO PURCHASE WESTERN'S INTEREST IN THE JOINT VENTURE AT A DISCOUNT.

If Western fails to meet all or part of its obligations under the Joint Venture Agreement, the other Owners will have an option to purchase Western's entire ownership interest in the Joint Venture and related assets at a discount. The amount at which they could purchase Western's ownership interest would be equal to 80% of fair market value (subject to certain adjustments for future reclamation costs).

SHELL MAY NOT FULFIL ITS OBLIGATIONS TO WESTERN UNDER THE LONG-TERM SALES CONTRACT.

Western sells its share of vacuum gas oil produced by the Project to a subsidiary of Shell on a long-term basis. Since a large portion of our revenues will be received from a subsidiary of Shell, Western will have a concentration of credit risk. Furthermore, if the Shell subsidiary does not have the capacity at the Scotford Refinery to physically process Western's share of vacuum gas oil produced by the Project after using its commercially reasonable efforts to maintain such capacity, it will not be required to purchase Western's share of vacuum gas oil until the Refinery regains such capacity. Modifications to the Scotford Refinery were undertaken to permit it to take the expected vacuum gas oil output. If the subsidiary of Shell were to default on, or not be required to fulfil its obligations to Western, or if the Scotford Refinery is not capable of processing the vacuum gas oil, there can be no assurance that Western could sell its share of vacuum gas oil to other purchasers at a price equal to or greater than that provided for in its contract with the Shell subsidiary, or at all.

Additionally, the price Western receives for products sold to the subsidiary of Shell may vary depending on the characteristics of the products sold. To the extent the characteristics of the products fail to meet agreed upon specifications, the purchase price for such products will be adjusted downward. If the characteristics of the products are significantly below specifications, the subsidiary of Shell is entitled to reject such products. Downward adjustment of the purchase price or rejection of the products could have an adverse effect on Western's operations and revenues, and there can be no assurance that we could sell any rejected products elsewhere.

PRODUCTION FROM EXPANSION 1 MAY NOT MEET THE PLANNED SCHEDULE OR BUDGET.

There is a risk that production from Expansion 1 may not commence when planned, or at the costs anticipated. Many factors in addition to the risks described below under "Risk Factors - The Mine, Extraction Plant and Upgrader may not perform as planned" could impact the pace of Expansion 1 start-up and economic efficiency of production including:

     o the operation of any part of Expansion 1 falling below expected levels of performance, output or efficiency; and

     o unanticipated or unplanned shutdowns or curtailments of any component of the Expansion 1.

FEEDSTOCK SUPPLY FOR THE UPGRADER MAY NOT ALWAYS BE AVAILABLE.

The Upgrader will require certain additional feedstocks to produce its output. Western has entered into contracts for required feedstocks for terms of between one and five years. There can be no assurance that feedstocks of the desired quality will be available on a timely basis after these contracts expire, at prices acceptable to Western, or at all. Unavailability of required feedstocks could have an adverse effect on the rate and quality of Upgrader output.

IN-SITU EXTRACTION MAY NOT BE ECONOMIC OR SUSTAINABLE.

In-situ developments are based on expectations of successful exploration drilling results. While the Athabasca resource in composite is significant, lease specific resource qualities may vary greatly and can only be confirmed through exploration and full delineation. Only after this drilling is complete and feasibility studies of the appropriate technology to apply to the resource are done can the potential of there resource be quantified.

THE PROJECT MAY EXPERIENCE EQUIPMENT FAILURES FOR WHICH WESTERN DOES NOT HAVE SUFFICIENT INSURANCE.

The Upgrader processes large volumes of hydrocarbons at high pressure and temperatures in equipment with fine tolerances. Equipment failures could result in damage to the Extraction Plant and the Upgrader and liability to third parties against which Western may not be able to fully insure or may elect not to insure for various reasons, including high premium costs. Even with adequate insurance, delays in realizing on claims and replacing damaged equipment could adversely affect Western's operations and revenues.

VARIOUS HAZARDS INHERENT IN WESTERN'S OPERATIONS COULD RESULT IN LOSS OF EQUIPMENT OR LIFE.

The operation of the Project is subject to the customary hazards of mining, extracting, transporting and processing hydrocarbons, including the risk of catastrophic events such as fire, earthquake, storms or explosions. A casualty occurrence might result in the loss of equipment or life, as well as injury or property damage. Western does not carry insurance with respect to all casualty occurrences and disruptions. There is no assurance that Western's insurance will be sufficient to cover any such casualty occurrences or disruptions, including with respect to the damage caused by the fire at the Mine. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the Project and on Western's business, financial condition and results of operations.

THE PROJECTIONS AND ASSUMPTIONS ABOUT WESTERN'S FUTURE PERFORMANCE MAY PROVE TO BE INACCURATE.

Western has only a few years of operating results. Western's long-term financing plan is based upon certain assumptions and financial projections regarding its share of revenues and of operating, maintenance and capital costs of the Project. These projections and assumptions may prove to be inaccurate.

Debt levels could limit future flexibility in obtaining additional debt financing and in pursuing business opportunities.

As at December 31, 2006, Western had approximately $723 million of debt (including obligations under the HMU lease and net option premiums deferred associated with Western's strategic crude oil hedging program). Western may also incur significant additional indebtedness for various purposes, including expansions. Western's debt level and restrictive covenants will have an important effect on its future operations.

In addition, Western's ability to make scheduled payments or to refinance its debt obligations will depend upon its financial and operating performance, which in turn, will depend upon prevailing industry and general economic conditions beyond Western's control. There can be no assurance that Western's operating performance, cash flow and capital resources will be sufficient to repay its debt in the future.

WESTERN  MAY  NOT  BE  ABLE  TO  SECURE   FINANCING  FOR  FUTURE   EXPLORATION,
DEVELOPMENT, PRODUCTION, EXPANSION AND ACQUISITION PLANS.

Depending on Western's future exploration, development, production or acquisition plans, Western may require additional financing. The ability of the Corporation to arrange such financing in the future will depend in part upon prevailing financing market conditions as well as the business performance of Western. If Western's petroleum's revenues or reserves decline, it may not have the capital necessary to undertake or complete future drilling programs or expansions. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Western. Transactions financed partially or wholly with debt may increase Western's debt levels above industry standards. The inability of Western to access sufficient capital for its operations and planned expansions could have a material adverse effect on Western's business and financial condition. If additional financing is raised by the issuance of shares from treasury of Western, control of Western may change and shareholders may suffer dilution.

FINANCING ARRANGEMENTS CONTAIN COVENANTS LIMITING OUR DISCRETION TO OPERATE OUR BUSINESS.

Western's financing arrangements contain provisions that limit its discretion to operate its business. If Western fails to comply with the restrictions set forth in its current or future financing agreements, Western will be in default and the principal and accrued interest may become due and payable.

CHANGES IN GOVERNMENT REGULATION OF WESTERN'S OPERATIONS MAY HARM WESTERN.

Western's mining, extraction and upgrading operations and the operations of third-party contractors are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, royalties, transportation, production, exports, labour standards, occupational health, waste disposal, protection and remediation of the environment, aboriginal matters, mine safety, hazardous materials, toxic substances and other matters. Amendments to current laws and regulations and the introduction of new laws and regulations governing operations and activities of mining corporations and more stringent application of such laws and regulations are actively considered from time to time and could affect the viability of the Project.

There can be no assurance that the various government licenses and approvals or amendments thereto that from time to time may be sought will be granted at all or with conditions satisfactory to Western or, if granted, will not be cancelled or will be renewed upon expiry or that income tax laws and government incentive programs relating to the Project and any expansions, and the mining, oil sands and oil and gas industries generally, will not be changed in a manner which may adversely affect Western.

Oil sands leases may be subject to the OIL SANDS TENURE REGULATION (Alberta) which was introduced in 2000. This legislation deems certain leases to continue beyond their primary term to the extent that the lessee has attained the minimum level of evaluation of the oil sands or the lease is producing. There can be no assurance that the Owners will be able to comply with the requirements of the OIL SANDS TENURE REGULATION (Alberta). In addition, the Minister, in certain circumstances, may change the designation of any lease subject to the legislation and provide notice requiring the Owners to commence production or recovery of, or to increase existing production or recovery of bitumen or other oil sands products within the time specified in such notice. There can be no assurance that if such a notice is given, the Owners will be able to comply with its terms to maintain their leases. Additionally, the OIL SANDS TENURE REGULATION (Alberta) expires on December 1, 2008 and, if such legislation is not renewed in its present or similarly favourable form, the status of certain leases may be in question.

THE PROJECT MAY FAIL TO COMPLY WITH VARIOUS ENVIRONMENTAL APPROVALS WHICH MAY EITHER CAUSE THE WITHDRAWAL OF THESE APPROVALS OR IMPOSE OTHER COSTS.

The operation and decommissioning of the Project and reclamation of the Project's lands are conditional upon various environmental and regulatory approvals issued by governmental authorities. Further, the operation and decommissioning of the Project and reclamation of the Project's lands will be subject to approvals and present and future laws and regulations relating to environmental protection and operational safety. Risks of substantial costs and liabilities are inherent in oil sands operations, and there can be no assurance that substantial costs and liabilities will not be incurred or that the Project will be permitted by regulators to carry on its operations. Other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the Project's operations, could also result in substantial costs and liabilities to Western, delays in operations or abandonment of the Project.

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Project (including any expansions) will be a significant producer of some greenhouse gases covered by the treaty. The Government of Canada indicated it intends to put forward an emission reduction plan for Canada and Clean Air Act legislation that will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas production. Future federal legislation, together with existing provincial emission reduction legislation, such as in Alberta's Climate Change and Emissions Management Act, may require the reduction of emissions and/or emissions intensity from the Project. The direct or indirect costs of such legislation may adversely affect the Project. There can be no assurance that future environmental approvals, laws or regulations will not adversely impact the Owners' ability to operate the Project or increase or maintain production or will not increase unit costs of production. Equipment from suppliers that can meet future emission standards or other environmental requirements may not be available on an economic basis, or at all, and other methods of reducing emissions to required levels may not be achievable or may significantly increase operating costs or reduce output.

CHANGES IN THE WESTERN'S OIL SANDS CROWN ROYALTIES POSITION AND OIL SANDS TAXATION MAY NEGATIVELY IMPACT FINANCIAL RESULTS.

Western, through its 20 percent undivided interest in the Project, is subject to a provincially administered royalty and income tax regime in terms of the determination royalty payments until the Project has recovered the costs associated with Mine and in terms of certain accelerated deductions for income tax purposes. However, there can be no assurance that this royalty or income tax regime will not change in a manner that would adversely affect Western, either through changes in law or through further interpretation of law. The
classification  of  future   expansions  for  both  royalty   calculations  and
accelerated deductions, and the availability of these expenditures for allowable costs for royalty purposes or as accelerated deductions for income tax purposes, can have a significant impact on Western's royalty and income tax expenses and payments.

CANADA REVENUE AGENCY ("CRA") MAY RULE NEGATIVELY ON EXTENT OF QUALIFYING EXPENDITURE AS IT RELATES TO RENUNCIATION ON FLOW-THROUGH SHARES.

In connection with the issuance of flow-through shares in 2001 and 2002, Western renounced Canadian exploration expenses in the aggregate amount of $29.2 million and $19.5 million, respectively. Under the mechanics of renouncing qualifying expenditures pursuant to flow-through shares, individual shareholders can reduce their income subject to personal income taxes. During the third quarter of 2006, it was communicated to Western that the CRA proposes to challenge the characterizing of certain expenditures capitalized as Canadian Exploration Expense which were incurred in 2001 and 2002. If CRA is successful in assessing a change in the characterization of these expenditures, any resulting reduction in the renunciations could impact Western's obligations under the indemnity provisions in these subscription agreements and in turn, will impact Western's reported results. The subscription agreements for such-flow through shares stipulate that Western has indemnified subscribers. if such renunciations are reduced under the Income Tax Act (Canada).

ABORIGINAL CLAIMS MAY BE MADE AGAINST WESTERN OR THE PROJECT, INCLUDING EXPANSION 1.

Aboriginal peoples may make claims against Western or the Project including Expansion 1, regarding the lands on which the Project including Expansion 1 are located.

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. Certain aboriginal peoples have filed a claim against the Government of Canada, certain governmental entities and the City of Fort McMurray, Alberta claiming, among other things, that the plaintiffs have aboriginal title to large areas of lands surrounding Fort McMurray, including the lands on which the Project and most of the other oil sands operations in Alberta are located. Such claims, if successful, could have an adverse effect on the Project.

INVESTMENTS  IN  BUSINESS  DEVELOPMENT  ACTIVITIES  UNRELATED  TO THE OIL SANDS
INDUSTRY

Western has previously announced its business strategy of investigating, at any one time, several separate projects which could significantly enhance shareholder value. These projects may be domiciled outside Canada and may not be related to the oil sands industry. These potential investments may involve such risks as uncertain political, economic, legal, regulatory and tax environments. They may also include, among other things, currency restrictions and exchange rate fluctuations, risk of loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection, acts of terrorism and other political risks, risks of increases in taxes and governmental royalties, renegotiation of contracts with governmental entities and quasi-governmental agencies, changes in laws and policies governing operations of foreign-based companies and other uncertainties arising out of foreign government sovereignty over an investment that Western may make abroad.

EXPLORING  IN  THE  FEDERAL  REGION  OF  KURDISTAN,  POLITICAL  AND  REGULATORY
INSTABILITY

In May 2006, Western, through its wholly owned subsidiary, WesternZagros Limited, entered into the EPSA with the Kurdistan Regional Government to explore for conventional oil and gas in the Federal Region of Kurdistan pending ratification by the KRG. The Federal Region of Kurdistan is in Northern Iraq. Iraq is currently experiencing periods of civil unrest and political and economical instability. Oil and gas exploration and development activities in this jurisdiction may be affected in varying degrees by political instability, government regulations relating to the oil and gas industry and foreign investors therein and the policies of other countries in respect of those nations. Any changes in regulations or shifts in political condition are beyond the control of Western and may adversely affect its business.

Operations may be affected in varying degrees by government regulations, policies or directives with respect to restrictions on production or sales, price controls, export controls, repatriation of income, income taxes, carried interests for the state, expropriation of property and environmental legislation. Western will also be required to negotiate property development agreements with the government having jurisdiction over some of its properties. Such government may impose conditions that will affect the viability of the project such as providing the government with free carried interests or providing subsidies for the development of the local infrastructure or other social assistance. There can be no assurance that Western will be successful in concluding such agreements on commercially acceptable terms or that these agreements will be successfully enforced in the foreign jurisdiction in which Western's properties are located. Operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by the other countries, terrorism, civil wars, guerrilla activities, military repression, crime, material fluctuations in currency exchange rates and high inflation. The political status of the Kurdistan Region on Iraq in which Western operates may make it more difficult for Western to obtain any required project financing from senior lending institutions because such lending institutions may not be willing to finance projects in this region due to the perception of investment risk.

No assurances can be given that WesternZagros will be able to maintain or obtain effective security or insurance of any of its assets or personnel in Iraq where, at times, terrorism and insurgent activities have disrupted various business activities during the past and may affect Western's operations or plans in the future. Current military participation from the United States of America and other allied countries are operating within Iraq to assist the new local government to maintain peace and national security and law and order at the national level. There can be no assurances to the commitment of these foreign nations to continue to maintain their military presence nor can there be assurances that the local government of Iraq can assert the ability themselves to provide the necessary degree of peace, order and security. As such, WesternZagros' ability to maintain effective security over its assets may be adversely impacted. A high degree of security is also required to mitigate the risk of loss by theft, either by Western's employees, contractors or third parties.

Infrastructure development in the Kurdistan Region of Iraq is limited. In addition, WesternZagros' properties are located in remote areas, many of which are difficult to access. These factors may affect WesternZagros' ability to explore and develop its properties and to store and transport its oil and gas production. There can be no assurance that future instability in this region, actions by companies doing business there, or actions taken by the international community will not have a material adverse effect on this region and in turn on WesternZagros' financial condition or operations.

THE EPSA MAY NOT BE RATIFIED.

The EPSA is not effective until it is passed into law. Although Western continues to work towards ratifying the EPSA, there is no assurance that it will be passed into law and thus may not be effective. Any change in the Kurdistan local or Iraqi national government or legislation may affect the status of WesternZagros' contractual arrangements or its ability to meet its contractual obligations and may result in the loss of its interests in its oil and gas properties. The laws of Canada do not apply to any of these contractual arrangements and no assurances can be given that these contractual arrangements will be enforced or interpreted in the same manner or to the same extent as would be the case if the laws of Canada did apply.

TERMS OF THE EPSA, IF RATIFIED, MAY DIFFER FROM THOSE OF THE INITIAL CONTRACT.

The terms of the initial EPSA may be modified from those previously negotiated in the spring of 2006 as a result of the ratification process. There is the possibility that these amended terms, if agreed to by all parties, may reduce the economic value attributable to WesternZagros. These amended terms may include, but are not limited to, modifications to concession area, term and work commitments.

TITLE MATTERS IN THE FEDERAL REGION OF KURDISTAN

As a result of the limited infrastructure present in the Federal Region of Kurdistan, land titles systems are not developed to the extent found in many industrialized nations and Western is subject to potential competing claims.

No assurance can be given that applicable governments will not revoke, or significantly alter the conditions of, the applicable exploration and development authorizations and that such exploration and development authorizations will not be challenged or impugned by third parties. There is no certainty that such rights or additional rights applied for will be granted or renewed on terms satisfactory to WesternZagros. There can be no assurance that claims by third parties against WesternZagros' properties will not be asserted at a future date.

RISKS ASSOCIATED WITH EXPLORATION AND DEVELOPMENT OF HYDROCARBON RESOURCES MAY NEGATIVELY IMPACT WESTERN AND ITS SUBSIDIARIES.

The energy industry is highly competitive in all aspects, including the exploration for and the development of new sources of hydrocarbon resource. Western will compete for the exploration and the development of new sources of hydrocarbon resource with major integrated oil and gas companies, as well as various independent oil and gas companies. Western will do so through its 20 percent ownership interest in the AOSP and also through direct investments made by Western into oil sands, through the ESPA and other ventures with significant long-life hydrocarbon resource potential.

Western's 20 percent ownership interest in the AOSP gives Western the option, upon satisfying certain conditions, to earn a working interest in additional leases in the Athabasca region of Alberta that Shell or Chevron may purchase. Western may also make certain of its investments involved in the exploration and development of new sources of hydrocarbon resource in domestic or international jurisdictions. Investments in international jurisdictions have various inherent risks, including but not limited to political, economic, legal, regulatory and foreign exchange risks. The exploration and development of new sources of hydrocarbon resource can have various inherent risks, including but not limited to encountering unexpected formations or pressures, blow-outs, equipment failures, uncontrollable flows of oil, natural gas or well fluid, and various environmental risks. Western will assess and mitigate to the extent possible these inherent risks of international jurisdictions and the inherent risks of exploration and development as these investments are evaluated and pursued.

Western will also compete in the highly competitive energy industry for any downstream initiatives it pursues, including the acquisition of upgrading and refining capacity for heavy crude oil. There can be no assurance that Western will be able to secure such opportunities and, if secured, will be able to finance the complete such opportunities.

Western's future international conventional oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells.

Whether Western ultimately undertakes an exploration or development project depends upon a number of factors, including availability and cost of capital, current and projected oil and gas prices, receipt of government approvals, access to the property, the costs and availability of drilling rigs and other equipment, supplies and personnel necessary to conduct these operations, success or failure of activities in similar areas and changes in the estimates to complete the projects. Failure by the Corporation to secure necessary equipment could adversely affect the Western's business, results of operations or financial condition.

RESERVE AND RESOURCE ESTIMATES ARE UNCERTAIN.

There are numerous uncertainties inherent in estimating quantities of reserves and resources, including many factors beyond Western's control. Western's reserve and resource data represent estimates only. The usefulness of such estimates is highly dependent upon the accuracy of the assumptions on which they are based, the quality of the information available and the ability to compare such information against industry standards.

Fluctuations of oil prices may render the mining of oil sands reserves uneconomical. Other factors relating to the oil sands reserves, such as the need for orderly development of ore bodies or the processing of new or different grades of ore, may impair Western's profitability.

In general, estimates of economically recoverable bitumen reserves and the related future net pre-tax cash flows of the Project are based upon a number of variable factors and assumptions, such as:

     o historical production from similar properties which are owned by other operators;
     o   limited production and operating history of the Project;
     o   the assumed effects of regulation by governmental agencies;
     o   estimated future operating costs; and
     o   the availability of enhanced recovery techniques,

all of which may vary considerably from actual results of the Project.

There is a limited history of production from Western's properties. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. Western's reserve figures have been determined based upon assumed oil prices and operating costs. For those reasons, estimates of the economically recoverable bitumen reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected from them, prepared by different engineers or by the same engineers at different times, may vary substantially. Western's actual production, revenues, taxes and development and operating expenditures with respect to Western's reserves will vary from such estimates, and such variances could be material. Reserve estimates may require revision based on actual production experience.

THE ABANDONMENT AND RECLAMATION COSTS RELATING TO THE PROJECT MAY BE HIGHER THAN ANTICIPATED.

Western will be responsible for compliance with terms and conditions set forth in the environmental and regulatory approvals for the Project and all present and future laws and regulations regarding the decommissioning and abandonment of the Project and the reclamation of its lands. The costs related to these activities may be substantially higher than anticipated. It is not possible to accurately predict these costs since they will be a function of regulatory requirements at the time and the value of the equipment salvaged. In addition, to the extent Western does not meet the minimum credit rating required under the Joint Venture Agreement by the prescribed time period, Western must establish and fund a reclamation trust fund. Western currently does not hold the minimum credit rating. Even if Western does hold the minimum credit rating in the future, Western may determine that it is prudent or that Western is required by applicable laws or regulations to establish and fund one or more additional funds to provide for payment of future decommissioning, abandonment and reclamation costs. Even if Western concludes that the establishment of such a fund is prudent or required, Western may lack the financial resources to do so. Western may also be required by future regulatory requirements to establish a fund or place funds in trust with regulators for the decommissioning and abandonment of the Project and the reclamation of its lands.

INDEPENDENT REVIEWS MAY BE INACCURATE.

Although independent and qualified third parties have prepared reviews, reports and projections relating to the viability and expected performance of the Project, there can be no assurance that these reports, reviews and projections and the assumptions on which they are based will, over time, prove to be accurate.

FUTURE LITIGATION COULD ADVERSELY AFFECT WESTERN'S BUSINESS, RESULTS OF OPERATIONS OR FINANCIAL CONDITION.

From time to time, Western is subject to litigation arising out of its operations. Damages claimed under such litigation may be material or may be indeterminate, and the outcome of such litigation may materially impact Western's business, results of operations or financial condition. While Western assesses the merits of each lawsuit and defends itself accordingly, it may be required to incur significant expenses or devote significant resources to defending itself against such litigation. In addition, the adverse publicity surrounding such claims may have a material adverse effect on Western's business.


                         TRANSFER AGENTS AND REGISTRAR

Valiant Trust Company at its principal office in Calgary, Alberta is the transfer agent and registrar of the Common Shares of the Corporation and BNY Trust Company of Canada at its principal office in Toronto, Ontario is the co-agent and registrar of the Common Shares of the Corporation.


                              INTEREST OF EXPERTS

GLJ Petroleum Consultants Ltd., independent petroleum consultants to the Corporation, prepared the GLJ Reserve Report and Contingent Resource Report, both referenced herein. As at the date of the respective reports, the principals of Norwest and GLJ, as respective groups, owned beneficially, directly or indirectly, less than 1% of the outstanding Common Shares. GLJ neither received nor will receive any interest, direct or indirect, in any securities or other property of Western or its affiliates in connection with the preparation of its reports.


                               LEGAL PROCEEDINGS

There are no legal proceedings which Western is a party to that involve a claim for damages that exceed ten percent of the current assets of Western. Western is however involved in arbitration proceedings arising from insurance claims. See "Narrative Description of the Business - The Athabasca Oil Sands Project - Mining - Base Operations".


                             ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Corporation's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year.

                                    GLOSSARY

IN THIS ANNUAL INFORMATION FORM, THE FOLLOWING TERMS SHALL HAVE THE MEANINGS SET FORTH BELOW, UNLESS OTHERWISE INDICATED:

"ALBIAN" Albian Sands Energy Inc., a corporation owned by the Owners in proportion to their ownership interest, which was incorporated for the purposes of acting as the operator of the Mine and the Extraction Plant;

"AMI LEASES" Oil sands leases in the Athabasca oil sands region (other than Shell's other Athabasca leases) which are acquired by an Owner and which are subject to the Participation and AMI Agreement.

"AOSP" or the "PROJECT" Athabasca Oil Sands Project; the design and construction of facilities and implementation of operations of the Mine, the Extraction Plant, the Upgrader and all other facilities necessary to mine, extract, transport and upgrade crude bitumen from the oil sands deposits on the Lease 13 in addition to any Bitumen Recovery Project implemented pursuant to the Participation and AMI Agreement;

"ATCO"  ATCO Power Canada Limited;

"BBLS"  Barrels.  One barrel equals 0.15891 cubic metres at 15(0) Celsius;

"CHEVRON"  Chevron Canada Limited;

"COGE HANDBOOK" Canadian Oil and Gas Evaluation Handbook;

"COMMON SHARES"  The Class A shares of Western;

"DOW"  Dow Chemicals Canada Inc.;

"ELLS RIVER PROJECT" Chevron's proposed oil sands in-situ project which is located approximately 50 kilometers northwest of Fort McMurray in the Athabasca Oil Sands region;

"EPSA" Exploration and Production Sharing Agreement dated May 4, 2006 with the Kurdistan Regional Government to explore for conventional oil and gas in the Federal Region of Kurdistan;

"EXPANSION 1" The fully integrated expansion of the existing Project facilities, with both new mining operations which includes the Jackpine Mine and associated additional bitumen upgrading at the Scotford Upgrader, with construction of common upstream infrastructure to support future expansions;

"EXECUTIVE COMMITTEE" The executive committee appointed under the Joint Venture Agreement which has the responsibility for managing the Project and which is comprised of two representatives of each of the Owners;

"EXTRACTION PLANT" The extraction facilities are located on the western portion of Lease 13 which are designed to separate crude bitumen from the oil sands and process such crude bitumen so that it may be transported by pipeline to the Scotford Upgrader;

"GLJ" GLJ Petroleum Consultants Ltd., independent petroleum consultants;

"GLJ RESERVES REPORT" The report prepared by GLJ dated February 7, 2007 evaluating the reserves attributable to Western as of December 31, 2006;

"GLJ CONTINGENT RESOURCE REPORT" The report prepared by GLJ dated February 7, 2007 evaluating the mineable resources attributable to Leases 88, 89, 90, 9 and the remainder of Lease 13 not included in the Muskeg River Mine or the Jackpine Mine and after giving effect to the swaps with Syncrude Canada and Imperial Oil, as well as Permits 15 and 631;

"HMU"  The hydrogen manufacturing unit which supplies hydrogen to the Upgrader;

"JACKPINE MINE" The first planned expansion area to be developed by the Joint Venture physically located on the east side of the Muskeg River;

"JOINT VENTURE" The unincorporated joint venture created by the Owners pursuant to the Joint Venture Agreement to undertake the Project;

"JOINT VENTURE AGREEMENT" or "JVA" The Joint Venture Agreement dated December 6, 1999, among the Owners, as amended;

"LEASE 13" Bituminous Sands Lease No. 7277080T13 and all renewals, extensions, replacements and amendments thereto, granted to Shell by the Government of Alberta, and transferred to Albian, the western portion of which is the site for the Muskeg River Mine and the eastern portion of which is the site for the Jackpine Mine;

"MD&A"  Management Discussion & Analysis;

"MM$"  Millions of dollars and "M$" thousands of dollars;

"MMBBLS"  Millions of barrels;

"MUSKEG RIVER MINE" or "MINE" The open pit mine located on the western portion of Lease 13 and all equipment, machinery, vehicles and facilities used in connection therewith;

"NON-VOTING CONVERTIBLE EQUITY SHARES" The non-voting convertible Class B equity shares of Western each convertible into one Common Share in certain circumstances subject to adjustment, at no additional cost;

"NORWEST"  Norwest Corporation, independent mining consultants;

"NOTES" Western's senior secured notes having a principal amount of US$450 Million bearing interest at a rate of 8.375% per annum and maturing on May 1, 2012;

"OWNERS" or "JOINT VENTURE OWNERS" The owners of undivided ownership interests in the Project which include Shell, as to a 60% undivided ownership interest, Chevron, as to a 20% undivided ownership interest, and Western, as to a 20% undivided ownership interest;

"PARTICIPATION AND AMI AGREEMENT" The Participation and Area of Mutual Interest Agreement dated December 6, 1999 among the Owners;

"PIERRE RIVER MINE" The anticipated expansion area to be developed by the Joint Venture as Expansions 4 and 5, physically located on the west side of the Athabasca River, initially on Leases 9 and 17;

"SAGD"  Steam-assisted gravity drainage;

"SCOTFORD REFINERY" The oil refinery owned by Shell Products Canada Limited which is located near Fort Saskatchewan, Alberta and which is adjacent to the location of the Scotford Upgrader;

"SCOTFORD UPGRADER" or "UPGRADER" The oil sands bitumen upgrader which processes diluted bitumen product from the Extraction Plant to produce refinery feed stocks for sale to Shell Products Canada Limited at the Scotford Refinery and synthetic crude oil for shipment to other North American refineries;

"SENIOR CREDIT FACILITY" The credit facility between the Corporation and certain lending institutions which, prior to repayment, provided a portion of the capital costs of the Project;

"SHELL"  Shell Canada Limited; and

"SHELL'S OTHER ATHABASCA LEASES" Alberta Crown Oil Sands Lease Nos. 7288080T88, 7288080T89, 7288080T90, 7280050T26, 7281010T93, 7281030T53, 7281030T45,
7280080T28,  7400120009,   7401100017,  7405080351,  7405080352,   74058090631,
7405090632,  7405120015,  7405120309,  740512031,  AT30  -  728009AT30,  AT34 -
728011AT34,  BT31 - 728010BT31,  AT36 - 728101AT36,  BT30 - 728009BT30  and all
renewals, extensions, replacements and amendments in respect of same, granted to Shell by the Government of Alberta.

                                   APPENDIX A

                            REPORT ON RESERVES DATA
                                       BY
                         INDEPENDENT QUALIFIED RESERVES
                              EVALUATOR OR AUDITOR

To the board of directors of Western Oil Sands Inc. (the "Corporation"):

1. We evaluated the Corporation's reserves data as at December 31, 2006. The reserves data consist of the following:

     (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006, using forecast prices and costs; and

          (ii) the related estimated future net revenue; and

     (b) (i) proved oil and gas reserves estimated as at December 31, 2006, using constant prices and costs; and

          (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

     We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us for the year ended December 31, 2006, and identifies the respective portions thereof that we have evaluated and reported on to the Corporation's board of directors:

                        Location of
                         Reserves
    Description and     (Country or       Net Present Value of Future Net Revenue
  Preparation Date of     Foreign        (Before  Income Taxes, 10% Discount Rate)
       Evaluation       Geographic   -------------------------------------------------
         Report            Area)     Audited       Evaluated    Reviewed       Total
         ------            -----     -------       ---------    --------       -----
     February 7, 2007     Canada     0             $3,868 MM$   0           $3,868 MM$

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our report referred to in paragraph 4 for events and circumstances occurring after the preparation date.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

GLJ Petroleum Consultants Ltd.,
Calgary, Alberta, Canada                                 Dated: February 7, 2007

ORIGINALLY SIGNED BY

James H. Willmon, P. Eng.
Vice-President

                                   APPENDIX B


   REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Western Oil Sands Inc. (the "Corporation") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

     (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

          (ii) the related estimated future net revenue; and

     (b) (i) proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

          (ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator is presented in Appendix A to this Annual Information Form.

The Reserves and Business Risk Committee of the Board of Directors of the Corporation has:

     (a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

     (b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

     (c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves and Business Risk Committee of the Board of Directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves and Business Risk Committee, approved:

     (a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

     (b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

     (c)  the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) James C. Houck, President and Chief Executive Officer

(signed) Steve Reynish, Executive Vice President and Chief Operating Officer

(signed) Randall Oliphant, Director

(signed) David J. Boone, Director

(signed) Geoff Cumming, Lead Director

February 22, 2007

                                   APPENDIX C


                            AUDIT COMMITTEE CHARTER

PURPOSE

The purpose of the Audit Committee of the Board is to assist the Board in fulfilling its oversight responsibilities in relation to the review and approval of the financial statements and financial reporting of the Corporation and the assessment of internal control and management information of the Corporation. The Audit Committee shall also be directly responsible for overseeing all audit processes and the relationship of the external auditors with the Corporation and the external auditors shall report directly, and be accountable, to the Audit Committee.

The role of the Audit Committee is one of supervision, stewardship and oversight. Management is responsible for preparing the financial statements and financial reporting of the Corporation and for maintaining internal control and management information. The external auditors are responsible for the audit or review of the financial statements and other services they provide.

MANDATE

1.   FINANCIAL STATEMENTS AND FINANCIAL REPORTING.

     The Audit Committee shall:

     (a) review with management and the external auditors, and recommend to the Board for approval, the annual financial statements of the Corporation, the reports of the external auditors thereon and related financial reporting, including Management's Discussion and Analysis and earnings press releases prior to the public disclosure of such information;

     (b) review with management and the external auditors, and approve, the interim financial statements of the Corporation and related financial reporting, including Management's Discussion and Analysis and earnings press releases prior to the public disclosure of such information;

     (c) review with management and recommend to the Board for approval, the Corporation's Annual Information Form;

     (d) review with management and recommend to the Board for approval, any financial statements of the Corporation which have not previously been approved by the Board and which are to be included in a prospectus of the Corporation or any other document required to be filed or publicly disclosed pursuant to applicable legal and regulatory requirements;

     (e) consider and be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements (other than disclosure referred to in clauses (a) and (b) above), and periodically assess the adequacy of such procedures;

     (f) review with management, the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements;

     (g) review the appropriateness of the accounting practices and policies of the Corporation and review any proposed changes thereto;

     (h) review and discuss any new or pending developments in accounting and reporting standards that may affect the Corporation; and

     (i) review accounting, tax and financial aspects of the operations of the Corporation as the Audit Committee considers appropriate.

2.   RELATIONSHIP WITH EXTERNAL AUDITORS.

     The Audit Committee shall:

     (a) consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditors, ensuring that such auditors are participants in good standing pursuant to applicable securities laws;

     (b)  consider  and  make  a   recommendation   to  the  Board  as  to  the
          compensation of the external auditors;

     (c) review and approve the annual audit plan of the external auditors (including without limitation, engagement letters, objectives and scope of the external audit, procedures for quarterly review of financial statements, materiality limits, areas of audit risk, staffing, timetables and proposed fees);

     (d) oversee the work of the external auditors in performing their audit or review services and oversee the resolution of any disagreements between management and the external auditors;

     (e) review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors' independence, including, without limitation, (A) requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation, (B) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and
          (C) recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence;

     (f)  as  may  be  required  by  applicable   securities  laws,  rules  and
          guidelines, either:

          (i) pre-approve all non-audit services to be provided by the external auditors to the Corporation (or its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

          (ii) adopt specific policies and procedures for the engagement of the external auditors for the purpose of the provision of non-audit services;

     (g) be satisfied that the fees paid by the Corporation to the external auditors for audit and non-audit services are publicly disclosed; and

     (h) review and approve the hiring policies of the Corporation regarding partners, former partners, employees and former employees of the present and former external auditors of the Corporation.

3.   Internal Controls.

     The Audit Committee shall:

     (a) review with management and the external auditors, the adequacy and effectiveness of the internal control and management information systems and procedures of the Corporation (with particular attention given to accounting, financial statements and financial reporting matters and to being satisfied that such systems are reliable and that they operate effectively to produce accurate, appropriate and timely management and financial information) and determine whether the Corporation is in compliance with applicable legal and regulatory requirements and with the Corporation's policies;

     (b) review the external auditors' recommendations regarding any matters, including internal control and management information systems and procedures, and management's responses thereto;

     (c) establish procedures for the receipt, retention and treatment of complaints, submissions and concerns regarding accounting, internal accounting controls or auditing matters on an anonymous and confidential basis;

     (d) review policies and practices concerning the expenses and perquisites of the Chairman, including the use of the assets of the Corporation;

     (e) review with external auditors any corporate transactions in which directors or officers of the Corporation have a personal interest;

     (f)  review   insurance   coverage  of  significant   business  risks  and
          uncertainties;

     (g)  review material litigation and its impact on financial reporting; and

     (h) review policies and procedures for the review and approval of officers' expenses and perquisites.

COMPOSITION AND PROCEDURES

1.   COMPOSITION OF COMMITTEE.

     The Audit Committee shall consist of not less than three directors, none of whom shall be an officer or employee of the Corporation or any of its subsidiaries or any affiliate thereof. Each Audit Committee member shall satisfy the independence, experience and financial literacy requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In addition, the Chair shall have "accounting or related financial expertise". The Board has defined "financial literacy" as the ability to understand a balance sheet, income statement and a cash flow statement in accordance with Canadian GAAP and the Board has defined "accounting or financial expertise" as the ability to analyze and understand a full set of financial statements, including the notes attached thereto in accordance with Canadian GAAP. Each member of the Audit Committee shall have no direct or indirect material relationship with the Corporation or any affiliate thereof which could reasonably be expected to interfere with the exercise of the member's independent judgment, other than interests and relationships arising from the holdings of shares of the Corporation. Determinations as to whether a particular director satisfies the requirements for membership on the Audit Committee shall be made by the full Board and shall be reviewed at least annually.

     If a member of the Audit Committee ceases to be independent for reasons outside that member's reasonable control, the member shall immediately notify the Chair of the Board as to this fact and shall resign his or her position as a member of the Audit Committee on the earliest of (i) the appointment of his or her successor; (ii) the next annual meeting of shareholders of the Corporation; and (iii) the date that is six months from the occurrence of the event which caused the member to not be independent.

2.   APPOINTMENT OF COMMITTEE MEMBERS

     Members of the Audit Committee shall be appointed from time to time and shall hold office at the pleasure of the Board. Where a vacancy occurs at any time in the membership of the Audit Committee, it may be filled by the Board. The Board shall fill any vacancy if the membership of the Audit Committee is less than three directors.

3.   ABSENCE OF COMMITTEE CHAIR

     If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, one of the other members of the Audit Committee who is present at the meeting shall be chosen by the Audit Committee to preside at the meeting.

4.   AUTHORITY TO ENGAGE EXPERTS

     The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and advisors, such engagement to be at the Corporation's expense.

5.   MEETINGS

     The Audit Committee shall meet at least four times per year and shall meet at such other times during each year as it deems appropriate, provided that meetings shall be scheduled so as to permit timely review of the quarterly and annual financial statements and reports. In addition, the Chair of the Audit Committee may call a special meeting of the Audit Committee at any time. The Audit Committee shall meet with the external auditors on a regular basis in the absence of management and, if so requested by a member of the Audit Committee, the external auditor shall attend every meeting of the Audit Committee held during the term of office of the external auditor. The Chair of the Audit Committee, the Chairman of the Board, any two members of the Audit Committee or the external auditors may call a meeting of the Audit Committee. The external auditors shall be provided with notice of every meeting of the Audit Committee and, at the expense of the Corporation, shall be entitled to attend and be heard thereat. The Chair of the Audit Committee shall hold in camera meetings of the Audit Committee, without management present, at every Audit Committee meeting.

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                                      -5-


6.   QUORUM

     A majority of the members of the Audit Committee, present in person or by telephone or by other telecommunication device that permits all person participating in the meeting to communicate with each other, shall constitute a quorum.

7.   PROCEDURE, RECORDS AND REPORTING

     Subject to any statute or the articles and by-laws of the Corporation, the Audit Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Audit Committee may deem appropriate (but not later than the next meeting of the Board).

8.   DELEGATION

     The Audit Committee may delegate from time to time to any person or committee of persons any of the Audit Committee's responsibilities that lawfully may be delegated.

9.   REVIEW OF TERMS OF REFERENCE

     The Audit Committee shall review and reassess the adequacy of its Terms of Reference at least annually, and otherwise as it deems appropriate, and recommend changes to the Board. Such review shall include the evaluation of the performance of the Audit Committee against criteria defined in the Audit Committee mandate as well as the Directors' Charter.